ANNUAL INFORMATION FORM

For the year ended April 30, 2026

Date: July 17, 2026

PRELIMINARY NOTES

Throughout this Annual Information Form ("AIF"), Vizsla Silver Corp. is referred to as "Vizsla Silver" or the "Company".

All information contained in this AIF is given as of April 30, 2026, unless otherwise stated.

Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the audited consolidated financial statements of Vizsla Silver for the years ended April 30, 2026 and 2025 (the "Audited Financial Statements") and the accompanying management's discussion and analysis ("MD&A").

Unless otherwise indicated, financial information contained in this AIF is presented in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Audited Financial Statements and accompanying MD&A are available on the Company's website at www.vizslasilvercorp.com and under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Currency and Exchange Rate Information

This AIF contains references to Canadian and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "C$" are to Canadian dollars and references to "$" are to United States dollars.

The following table shows, for the years indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. The information is based on the daily average exchange rate as reported by the Bank of Canada. Such exchange rate on July 16, 2026 was $1.00 = C$1.4038 (or C$1.00 = $0.7124).

Year ended April 30
	2026	2025	2024
High	C$1.3510	C$1.3460	C$1.3875
Low	C$1.4120	C$1.4603	C$1.3128
Average	C$1.3800	C$1.3940	C$1.3503
Closing	C$1.3624	C$1.3812	C$1.3746

Technical Disclosure

National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP, and Form 43- 101F1 (collectively, "NI 43-101") are a set of rules developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of "scientific and technical information" concerning mineral projects ("Technical Information"). Unless otherwise indicated, all Technical Information, including resource and reserve estimates attributable to Vizsla Silver's property interests contained in this AIF, and including any information contained in certain documents referenced in this AIF, has been prepared in accordance with NI 43-101, and those standards of the Canadian Institute of Mining, Metallurgy and Petroleum Standing Committee on Reserve Definitions.

The named individuals who supervised the preparation of, and approved, the Technical Information contained in this AIF are qualified persons, as defined under NI 43-101 (each individually, a "Qualified Person"). See "Interest of Experts".

As at the date of this AIF, the Company's 100% owned flagship Panuco silver-gold project located in Mexico (the "Panuco Project") is considered to be material within the meaning of applicable Canadian securities laws.

The Panuco Project is the subject of a current technical report prepared in accordance with NI 43-101 entitled, "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" (the "Technical Report") with an effective date of  November 4, 2025, prepared for the Company by Allan Armitage, Ph. D., P.Geo. and Benjamin Eggers, MAIG, P.Geo. of SGS Geological Services ("SGS"); James Millard, P.Geo., Jonathan Cooper, P.Geo., Neil Robinson, P.Eng. of Ausenco Sustainability Canada ULC; Scott Elfen, P.E. and Kevin Murray, P.Eng. of Ausenco Engineering Canada ULC; Grahame Binks, MAusIMM (CP) of Ausenco Services Pty Ltd. and Jason Blais, P.Eng. and Cale DuBois, M.A.Sc., P.Eng of Mining Plus Canada Consulting Ltd.

Unless otherwise indicated, Vizsla Silver has prepared the Technical Information in this AIF based on information contained in the Technical Report and news releases (collectively the "Disclosure Documents") available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations and projects, including, but not limited to, the Panuco Project (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts",  "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements relate to future events or future performance and reflect management's expectations, estimates, projections and assumptions as of the date such statements are made.

Without limitation, forward-looking statements in this AIF and in the documents incorporated by reference herein include statements with respect to: the Company's future projections, plans, objectives, strategies and priorities, the exploration, development, construction and potential operation of the Panuco Project and the Company's other mineral properties, the timing, scope, results and success of exploration programs, drilling programs, assay results, test mining, bulk sampling, technical studies and other work programs, the timing and amount of estimated future exploration and development expenditures, including the Company's planned 2026 work program, estimates of mineral resources and mineral reserves and the potential conversion or expansion thereof, mining methods, mine plans, production schedules, dilution, recovery rates, throughput, processing methods, metallurgical recoveries and life-of-mine assumptions, capital cost estimates, sustaining capital, operating cost estimates, closure and reclamation costs and other economic parameters, project economics, including estimates of net present value, internal rate of return, payback period, cash flows and sensitivity analyses, the design, construction and operation of project infrastructure, including access, power, water, processing facilities, tailings storage, waste rock, backfill and related infrastructure, permitting, licensing, regulatory approvals, environmental assessment and governmental review processes, environmental, social, community, health and safety, tailings, closure and reclamation matters, the Company's ability to secure strategic partners, arrange financing and fund future exploration, development, construction and operations, future commodity prices, exchange rates, inflation, interest rates and other macroeconomic assumptions, the Company's expectations regarding dividends, and other statements regarding future events, conditions or results.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, without limitation: risks relating to the cyclical nature of the mining business and fluctuations in commodity prices, uncertainty relating to mineral resource and mineral reserve estimates, the speculative nature of mineral exploration and development, the risk that exploration, drilling, test mining, bulk sampling or development activities will not achieve expected results, risks relating to the accuracy of capital and operating cost estimates, production schedules, metallurgical recoveries, mining methods, processing assumptions and project economics, risks relating to financing, future share issuances and dilution, permitting, licensing and regulatory risks, changes to mining, environmental, water, tax or other laws and regulations, environmental, tailings, closure, reclamation and climate change risks, risks relating to operations in Mexico, including political, economic, regulatory, security and social risks, community relations and reputational risks, health and safety risks, title risks, risks relating to government regulation, fraud, corruption and compliance with anti-corruption laws and the Extractive Sector Transparency Measures Act, supply chain and contractor risks, risks relating to strategic transactions, shareholder activism and change of control, litigation risks, insurance and uninsured risks, risks relating to key personnel, workforce capacity and organizational growth, public health crises, volatility in the global financial markets, increased inflation, inflationary pressures, foreign exchange and interest rate fluctuations, turbulence in capital and mining markets resulting from war, geopolitical conflict or other global events, (including the Russian invasion of Ukraine and the war in the Middle East), macroeconomic risks and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein, including those risk factors described herein under "Risk Factors". Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Information in this AIF, including any information incorporated by reference, and disclosure documents of Vizsla Silver that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing, these documents use the terms "measured resources", "indicated resources", and "inferred resources". Shareholders in the United States are advised that, while such terms are defined in and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration; however, there is no certainty that these inferred mineral resources will be converted into mineral reserves, once economic considerations are applied. Under Canadian rules inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101 (as defined herein). These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 (as defined herein) may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 26, 2017, pursuant to the Business Corporations Act (British Columbia) (the "BCBCA") under the name "Vizsla Capital Corp.". On March 8, 2018, the Company changed its name to "Vizsla Resources Corp.". On February 5, 2021, the Company changed its name to "Vizsla Silver Corp.".

The head office of the Company is located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

The registered and records office of the Company is located at Suite 401, 353 Water Street, Vancouver, British Columbia V6B 1B8.

Intercorporate Relationships

The following chart illustrates, as at April 30, 2026, the Company's subsidiaries, including their respective places of incorporation and the percentage of voting securities in each that are held by the Company either directly or indirectly:

The remaining 2% of the issued and outstanding shares of each Mexican subsidiary is held by Michael Konnert, President, CEO and Director of the Company, in accordance with applicable Mexican corporate requirements. The Company retains effective control over each such Mexican subsidiary through its direct ownership of 98% of the issued and outstanding shares and its control over the governance and management of each such entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2024

On November 15, 2023, Eduardo Luna was appointed as a director of the Company.

On December 18, 2023, the Company published its inaugural sustainability report.

On January 8, 2024, the Company announced an updated mineral resource estimate for the Panuco Project.

On January 30, 2024, the Company announced the appointment of Simon Cmrlec as Chief Operating Officer, effective April 1, 2024, replacing Martin Dupuis.

On February 20, 2024, the Company filed a technical report on SEDAR+ supporting the updated mineral resource estimate.

On February 29, 2024, the Company closed a bought deal prospectus offering of 23,000,000 common shares (the "Common Shares") at a price of C$1.50 per share for aggregate gross proceeds of C$34,500,000, including the exercise in full of the underwriters' over-allotment option.

On March 27, 2024, the Company entered into an arrangement agreement with Vizsla Royalties Corp. ("Vizsla Royalties") pursuant to which the Company agreed to reorganize certain royalty assets into Vizsla Royalties by way of a plan of arrangement (the "Vizsla Royalties Arrangement") under the BCBCA.

On March 27, 2024, the Company announced the entry into an equity distribution agreement dated March 26, 2024 (the "Equity Distribution Agreement") with Canaccord Genuity Corp. and filed a prospectus supplement for an at-the-market equity program permitting the Company to issue and sell up to C$50,000,000 of Common Shares from treasury.

On March 28, 2024, the Company entered into an agreement to acquire the past-producing La Garra-Metates district located along the Panuco-San Dimas corridor.

On April 16, 2024, the Company entered into an agreement to acquire the San Enrique prospect, consisting of two large claims comprising approximately 10,670 hectares located south of and partially adjacent to the Panuco Project.

On April 12, 2024, Sukhjit Gill was appointed as a director of the Company.

Fiscal 2025

On June 24, 2024, the Company completed the Plan of Arrangement to reorganize its business, including the spin-off of its wholly-owned subsidiary Vizsla Royalties Corp.

On July 24, 2024, the Company announced the results of a preliminary economic assessment for the Panuco Project. On August 28, 2024, the Company filed the related technical report on SEDAR+.

On September 13, 2024, the Company updated its previously announced at-the-market equity program to permit the Company to issue and sell up to $100,000,000 of Common Shares from treasury.

On September 19, 2024, the Company closed a bought deal public offering of 25,000,000 Common Shares at a price of C$2.60 per share for aggregate gross proceeds of C$65,000,000. On September 25, 2024, the underwriters exercised their over-allotment option in full and purchased an additional 3,750,000 Common Shares.

On September 26, 2024, the Company published its second annual sustainability report.

On October 17, 2024, the Company completed its acquisition of the La Garra-Metates district, which had been previously announced on March 28, 2024.

On November 5, 2024, the Company graduated to the Toronto Stock Exchange (the "TSX") and delisted from the TSX Venture Exchange.

On December 11, 2024, the Company commenced test mining and bulk sample program at the Panuco Project.

On January 6, 2025, the Company announced an updated mineral resource estimate for the Panuco Project.

On February 20, 2025, the Company filed a technical report on SEDAR+ supporting the updated mineral resource estimate.

On January 9, 2025, an employee of Bylsa Drilling S.A. de C.V., a contractor of the Company, suffered a fatal accident while working at the Panuco Project. A second employee of Bylsa Drilling S.A. de C.V. was injured in the same incident. Operations were temporarily suspended while the Company conducted a safety review. On January 20, 2025, the Company resumed operations at the Panuco Project.

On April 28, 2025, the Company updated its at-the-market equity program to permit the Company to issue and sell up to $200,000,000 of Common Shares from treasury.

Fiscal 2026

On May 5, 2025, the Company announced the resumption of field work activities at the Panuco Project.

On May 15, 2025, the Company entered into an agreement to acquire the Santa Fe Project, including production and exploration concessions comprising approximately 12,230 hectares located south of the Panuco Project.

On June 26, 2025, the Company closed a bought deal public offering of 33,334,000 Common Shares at a price of $3.00 per share for aggregate gross proceeds of $100,002,000. On July 14, 2025, the underwriters exercised their over-allotment option in full and purchased an additional 5,000,100 Common Shares at a price of $3.00 per share for additional gross proceeds of $15,000,300.

On July 29, 2025, the Company provided an exploration update, including preliminary results from its completed HLEM survey covering the Copala and Napoleon vein corridors at the Panuco Project and initial exploration plans for the Santa Fe Project.

On September 5, 2025, the Company executed a mandate letter with Macquarie Bank Limited as lead arranger for a senior secured project finance facility of up to $220,000,000 to fund the construction and development of the Panuco Project.

On September 17, 2025, Eduardo Luna was appointed Lead Director of the Board.

On October 3, 2025, the Company announced that Deloitte LLP had been appointed as auditor of the Company, replacing MNP LLP. There were no reservations in the former auditor's reports and no reportable events in connection with the change of auditor.

On November 12, 2025, the Company announced positive results from an independent feasibility study for the Panuco Project. On December 9, 2025, the Company filed the related technical report on SEDAR+.

On November 24, 2025, the Company closed its offering of 5.00% convertible senior unsecured notes due 2031 for aggregate principal amount of $300,000,000, which included the exercise in full of the initial purchasers' option to purchase an additional $50,000,000 principal amount of notes.  The Company also entered into cash-settled call transactions with a strike price equal to the initial conversion price of the Notes of $5.84 per Share and with a cap price of $10.5075. The purchase price for the capped call transactions was approximately $47 million. The Company replaced the previously announced debt mandate with Macquarie and provided a flexible structure that positions the Company to rapidly advance the Panuco Project.

On December 18, 2025, the Company entered into an agreement to acquire from Minera Fresnillo S.A. de C.V., a subsidiary of Fresnillo plc, ten claims comprising approximately 2,378 hectares along the Panuco-San Dimas corridor. Seven of these claims, comprising approximately 1,734 hectares, are located adjacent to the Panuco Project and cover prospective areas or potential extensions to veins with known mineralization.

On January 28, 2026, the Company reported a security incident involving employees and contractors near the Panuco Project and temporarily suspended certain activities at and near the project site. The Company provided further updates, via news releases, regarding the incident and related operational matters on February 9, 2026, February 12, 2026, March 5, 2026 and April 6, 2026.

On April 23, 2026, the Company announced that it had awarded the engineering, procurement and construction management contract for the Panuco Project to M3 Engineering & Technology Corp. and entered into a mine design contract with Mining Plus.

Recent Developments

Following the year ended April 30, 2026, the Company announced several management and governance changes. On May 12, 2026, the Company announced that Susy Horna had been appointed Corporate Secretary, replacing Jen Hanson. On May 14, 2026, the Company announced the appointment of Angel Diego Gómez Olmos as Vice President, Government Relations. On May 19, 2026, the Company announced the appointment of David D'Antonio as Senior Vice President, Technical Services. On May 21, 2026, the Company announced the appointment of Guillermo Hernandez as Vice President, Exploration and the promotion of Jesus Velador to Chief Geologist.

On May 26, 2026, the Company announced that Minera Canam S.A. de C.V., a Mexican subsidiary of the Company that holds the Panuco Project, had entered into a credit agreement dated February 26, 2026 with Fideicomiso de Fomento Minero for a MXN$173,000,000 working capital facility. The facility has a five-year term, bears interest at the Tasa de Interes Interbancaria de Equilibrio de Fondeo funding rate plus a 4.6681% margin, provides for quarterly interest and principal payments with a two-year grace period on principal repayments, and is intended to support operating and working capital expenditures related to the Panuco Project.

Significant Acquisitions

During the year ended April 30, 2026, the Company did not complete any significant acquisitions for which disclosure is required under applicable Canadian securities laws.

DESCRIPTION OF BUSINESS

The Company is a growing precious metals company, principally engaged in the acquisition, development and exploration of mineral properties, with a focus on advancing assets capable of supporting profitable operations and generating attractive returns for all stakeholders. The Company has one material property, being the Panuco Project.

The Panuco Project

As of the date of this AIF, the current technical report on the Panuco Project is the Technical Report. The Technical Report was filed with Canadian securities regulatory authorities under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The summary of the Technical Report is reproduced in Appendix "B" to this AIF. The Technical Report is incorporated by reference into this AIF. The summary includes certain table and section references to the Technical Report as well as certain defined terms that are defined in the Technical Report. The information contained in the summary has been derived from the Technical Report, is subject to certain assumptions, qualifications, and procedures described in the Technical Report, and is qualified in its entirety by the full text of the Technical Report.

The authors of the Technical Report have reviewed and approved the scientific and technical disclosure contained in this AIF related to the Panuco Project. See "Interest of Experts".

Specialized Skill and Knowledge

The Company's business requires access to personnel in a wide variety of disciplines, including engineers, geologists, geophysicists, drillers, managers, project managers, accounting, financial, legal, project management, corporate development and administrative staff, and others. Vizsla Silver believes that its success is dependent on the performance of its senior management and key employees, all of whom have specialized knowledge and skills relating to the precious and base metals' mining and exploration business. Vizsla Silver believes it has adequate personnel with the specialized skills required to successfully carry out its operations. All of the senior management and directors of the Company have extensive experience, skills and knowledge in the exploration, discovery, development and operation of mineral deposits and mines in Canada and/or Mexico, as well as experience developing and managing foreign business operations. See "Directors and Officers".

Competitive Conditions

The Company's business is intensely competitive, and the Company competes with other exploration, development, and mining companies, many of which also have significant resources and experience. As described in this AIF under "Risk Factors", competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and operated economically and the capital of which can be used for the purpose of financing development of desired properties. The ability of the Company to acquire mineral properties in the future will depend on its ability to operate and develop its present properties and on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration in the future. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. In addition, this competition may impact the Company's ability to recruit or retain qualified employees with the technical expertise to find, develop, or operate such properties. See "Risk Factors".

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. The Company's business is not seasonal. See "Risk Factors".

Environmental Protection

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.

The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with the applicable environmental protection legislation in all jurisdictions in which it operates. The Company is not aware of any existing environmental problems related to any of its properties that may result in material liability to the Company.

Employees

As of April 30, 2026, the Company had one full-time employee and five consultants at its head office in Vancouver, Canada and 94 full-time employees in Mexico.

The Company utilizes personnel employed by a related party under a management service arrangement. As these individuals are employed and compensated by the related party, they are not included in the Company's employee headcount, notwithstanding that they provide services to the Company.

Foreign Operations

The Panuco Project is located in Mexico. As such, the Company's operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Bankruptcy and Similar Procedures

There are no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

Reorganizations

Other than as disclosed in this AIF, there have been no material reorganizations of or involving the Company within the three most recently completed financial years or currently proposed for the current financial year.

Social or Environmental Policies

The Company's financial obligations in meeting applicable environmental standards will continue to evolve as the Company advances its projects. Environmental regulations that are applicable to the Company cover a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. While the Company does not currently expect the impact of costs and other effects related to compliance with environmental, health and safety regulations to have a material adverse effect on the Company's financial condition or results of operations, such regulations are evolving in a manner which is likely to result in stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. Furthermore, an environmental, safety or security incident could impact the Company's reputation in such a way that the result could have a material adverse effect on its business and on the value of its securities.

RISK FACTORS

Risk Factors

There are widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the mining industry, in particular the exploration, development and operation of precious and base metals projects. Various risk factors are outside of the Company's control and may have a material and adverse impact on the future operating and financial performance of the Company. These risks if materialized could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements related to the Company.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors. These risks may not be the only risks faced by the Company. Risks and uncertainties not presently known by the Company or which are presently considered immaterial may also adversely affect the Company's business, properties, results of operations and/or condition (financial or otherwise). If any of the following risks actually occur, the Company's business, financial condition, results, and prospects could be adversely affected.

All references to the "Company" in this section include the Company and its subsidiaries, except where the context otherwise requires. Before making an investment decision, prospective investors should carefully consider the risks and uncertainties herein, as well as the other information contained in the Company's public filings.

Shareholders of the Company may lose their entire investment.

Mexico is still considered to be an emerging market. Many of the risk factors identified in this AIF reflect risks and characteristics unique to operating in an emerging market.

Risks Related to the Cyclical Nature of the Mining Business and Commodity Prices

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles and the Company's long-term profitability depends in large part on the market price of gold and silver. At the present time, the demand for gold, silver and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common, and there are various factors outside of the Company's control that cause metal prices to fluctuate widely, including the sale or purchase of commodities by various central banks and financial institutions; interest rates and interest rate expectations; exchange rates; inflation or deflation; fluctuation in the value of the United States dollar, the Canadian dollar, the Mexican peso, and other foreign currencies; global and regional supply and demand; the political and economic conditions of major mineral-producing countries throughout the world; the availability and cost of metal substitutes; inventory levels; and carrying charges. There can be no assurance that metal prices will remain at current levels or that such prices will improve.

A decline in metal prices may require the Company to write down mineral resources and mineral reserve estimates, which could result in material write-downs of investments in mining properties. In addition to adversely affecting mineral reserve and mineral resource estimates and the Company's results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Future price declines in the market value of gold, silver or other minerals could cause continued development of and commercial production from the Company's properties to be impracticable. Economic viability of future production from the Company's mining properties, if any, is dependent upon the prices of gold, silver and other minerals being adequate to make the properties economic.

A decrease in the market price of gold or silver could also adversely affect the price of the Common Shares and the Company's ability to finance the exploration and development of its projects, which would have a material adverse effect on the Company's future results of operations, cash flows and financial condition.

Risks Arising from Operations in Mexico

The Company's property interests and operations are subject to the political risks and uncertainties associated with investment in any emerging market. The Company's property interests are subject to Mexican federal and state laws and regulations and any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. The Company cannot provide any assurances that changes in Mexican federal and state policies, by the current government or any future governments, will not adversely affect the Company's business, financial condition, and results of operations. Investors and credit rating agencies may be cautious about the Mexican government's current policies or future policy changes, which could contribute to a decrease in the Mexican economy's resilience in the event of a global economic downturn.

The security situation across Mexico remains challenging as the country continues to experience high levels of violence and crime due to the activities of organized criminal groups and cartels, particularly in the northern states that border the United States. In response, the Mexican government has implemented various measures to increase security and has strengthened its police and military forces. In particular, the Sheinbaum administration has indicated a militarized approach to combat organized crime, including increased deployment of the National Guard and collaboration with local law enforcement to enhance security measures. However, the effectiveness of these efforts, and efforts to address the root causes of crime such as poverty and lack of education, are still in the early stages and remain uncertain and organized crime (especially drug-related crime) continues to exist and operate in Mexico. The lack of security and safety in Mexico is likely to worsen if and as the economy continues to deteriorate.

The Company is aware that it is exposed to various levels of safety and security risks, which could result in injury or death, damage to property, work stoppages, material theft, or blockades of the Company's mining operations and projects. Specific risks associated with conducting business in the region include, but are not limited to, extortion; kidnappings of employees, contractors and visitors; exposure of employees and contractors to local crime-related violence and drug trade activity; and damage or theft of Company assets. Additionally, the Company's response to criminal activities can give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights.

On April 4, 2025, the Company announced that it had temporarily paused field work at the Panuco-Copala Property due to security conditions in the area.  In February 2026, the Company experienced a serious security incident involving personnel at site, which resulted in a temporary suspension of certain activities at site. Although the Company maintains security measures and crisis response protocols, there can be no assurance that further incidents will not occur.

Such events, or the perception that such events are likely, could have a material adverse effect on the Company's results of operations and financial condition and could impede the Company's ability to hire and retain qualified personnel and/or engage and retain quality contractor services, delay or disrupt regulatory processes, restrict access to project sites, increase insurance costs and delay the development, construction or operation of the Company's projects. Although the Company has implemented measures and developed procedures to address these risks, the unpredictable nature of criminal activities means there is no assurance that the Company's efforts will effectively safeguard personnel and Company property.

Furthermore, the COVID-19 pandemic restricted mobility to certain markets, including in Mexico and therefore any future pandemics could result in the same or additional restrictions. These risks may limit or disrupt the Company's operations, restrict the movement of funds and people or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Health and Safety Risks

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could cause an interruption to operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licences, damage community relations and reduce the perceived appeal of the Company as an employer. The Company strives to manage all such risks in compliance with local and international standards and has or will implement various health and safety measures designed to mitigate such risks. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

While the Company regularly deploys and reviews the adequacy of its health and safety policies and procedures and their implementation at sites, there can be no assurance that its efforts to mitigate this health and safety risks will be effective. A fatality, serious injury or violation of local health and safety laws and regulations may lead to, among other things, temporary cessation of activities on its properties, or the imposition compliance orders or procedures that adversely impact Company's operational results, financial costs and reputation.

Additionally, the Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company's business could be adversely impacted by the effects of a virus outbreak or other epidemics. The spread of a virus globally could materially and adversely impact the Company's operating activities including but not limited to: employee health, workforce availability and productivity, increased insurance premiums, limitations on travel, and supply chain disruption. A significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Community Relations and Reputational Risk

The Company's relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company's reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, it does not ultimately have control over how it is perceived by others. Damage to the Company's reputation can result from the actual or perceived occurrence of various events, including allegations of fraud or improper conduct, environmental non-compliance or damage, failure to meet the Company's objectives or guidance, and measures implemented to handle negative interactions with community groups. Any of these events could lead to negative publicity for the Company, including on social media and web-based media platforms, regardless of the truth of the underlying event. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company's operations, could have an adverse effect on the Company's reputation, impact the Company's relationship with the communities in which it operates and ultimately have a material adverse effect on the Company's business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company's rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on the Company's business and operations. NGO's may also file complaints with regulators in respect of the Company's, and its directors' and insiders', regulatory filings. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the Company's prospects of obtaining the regulatory approvals necessary for advancement of some or all of its exploration and development plans or operations and the Company's business, financial condition and results of operations.

The Company places a high emphasis on safeguarding the Company's reputation, as once compromised, it can be difficult to restore. For these reasons, the Company's framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which the Company's personnel are expected to observe.

Risks Related to Government Regulation

In addition to risks outlined in "Permitting and License Risks" above, the mineral exploration activities (as well as the potential for eventual mining, processing, and development activities) of the Company are subject to extensive laws and regulations in Canada and Mexico governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species, and other matters. In addition, recent developments in international trade policies, particularly the implementation of new tariffs by the United States on imports from Canada and Mexico, are subject to economic and regulatory implications that could potentially impact the Company's operations and costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditure or require abandonment or delays in the development and exploration of its mining properties. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Regulators in Mexico have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company's mineral exploration activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry, including permitting, water rights, usage rights, or other material considerations which affect the Project, including shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Current and future operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation, and mine safety. There is furthermore the potential impact from a lack of application of regulations, leading to delays in permitting. The effect of these factors cannot be accurately predicted. Although the Company's exploration and development activities are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof are beyond the control of the Company and could have a substantial adverse impact on the Company.

Permitting and License Risks

In the ordinary course of business, the Company will be required to obtain and renew governmental licenses or permits for the operation and expansion at each of its property interests; or for the development, construction, and other mining activities at any of the Company's properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions with public hearings and costly permitting and other legal undertakings.

In Mexico, as with many jurisdictions, there are various federal, provincial, state, and local laws governing land, power, and water use, the protection of the environment, development, occupational health and safety, waste disposal, and appropriate handling of toxic substances. Exploration, development and production activities are also subject to substantial regulations under these laws by governmental agencies and require the Company to obtain permits from various governmental agencies. Further, the timing of receipt of such permits may be impacted by governmental changes, including but not limited to, municipal, state, provincial and federal elections which may cause further delays with respect to permitting timelines which are outside of the control of the Company.

Exploration generally requires one form of permit while development and production operations require additional permits. Each stage of a property's development can also require multiple permits, and changed mining activities at operating site(s) may require amendments to closure permits. There can be no assurance that all permits, including renewals and amendments thereof, which the Company may require for future exploration, possible future development, or continued operation, will be obtainable at all or on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could increase the Company's costs and delay its activities, and could adversely affect the properties, business, or operations of the Company.

In addition, failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or other remedial actions.

In particular, in early 2024, the Mexican government implemented staffing reductions in various offices, potentially leading to delays in the evaluation and issuance of permits. These delays may be further influenced by the transition to President Claudia Sheinbaum's administration, which has introduced changes to mining regulations. The new government is evaluating existing concessions based on public perceptions and environmental impact, while encouraging individual prospectors and mining companies to return to the government any unused concessions.

Risks of Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in legal disputes in the future. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The Company's operations, including security-related incidents, may give rise to actual or threatened legal proceedings, regulatory investigations, administrative proceedings or civil claims.  Even where such claims or proceedings are without merit, the Company may incur significant legal expenses, increased insurance costs other adverse consequences. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's financial position and results of operations.

Risks Related to Fraud, Corruption and Compliance with Anti-Corruption Laws and ESTMA

The Company conducts business in jurisdictions where it may interact with governmental authorities, state-owned entities and third-party agents in connection with permitting, regulatory approvals and commercial activities. The Company's operations are governed by, and involve interactions with, various levels of government and require compliance with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act and applicable Mexican legislation. These laws prohibit the Company, its employees and intermediaries from bribing or making other prohibited payments to foreign officials or others to obtain or retain business or gain some other business advantage. The Project is located in Mexico, which is perceived as having higher levels of corruption compared to Canada, and the Company may in the future operate in additional foreign jurisdictions that may subject it to additional anti-corruption and anti-bribery laws.

Despite maintaining policies, internal controls, codes of conduct, whistleblower mechanisms, segregation of duties and training programs, there can be no assurance that employees, contractors, agents or other third parties acting on behalf of the Company will not engage in fraudulent, corrupt or improper conduct. The Company may be held liable for violations of applicable anti-corruption, anti-bribery or fraud laws committed by such persons. In addition to corruption involving government officials, misconduct could occur in procurement functions (e.g., illicit rebates or kickbacks), inventory and product sales functions (e.g., inventory shrinkage or skimming), or through procurement fraud, theft, embezzlement or other wrongdoing by employees or external parties such as suppliers, distributors or contractors.

There has been an increase in enforcement and penalties under anti-corruption and anti-bribery laws, leading to greater scrutiny of companies operating internationally. Violations of such laws, or failures in internal controls over financial reporting, could result in civil or criminal penalties, regulatory investigations, fines, loss of permits, debarment from government programs, restrictions on financing, legal expenses, reputational damage and other material adverse consequences, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, increased disclosure regulations, such as the Extractive Sector Transparency Measures Act ("ESTMA"), require public disclosure of payments to foreign and domestic governments, including taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and other prescribed payments over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 and other sanctions. Any violation of ESTMA or similar disclosure regimes could result in significant penalties and reputational damage and could materially affect the Company's business, financial condition and operations.

Risks Related to Organizational Growth, Key Personnel and Workforce Capacity

As the Company advances the Project and transitions toward construction and potential operations, it will be required to expand and adapt its management, technical, operational and financial systems and personnel to address increasing complexity. Future growth and project advancement may require enhancements to internal controls, enterprise systems, operational processes and supply chain coordination. There can be no assurance that the Company's existing infrastructure, organizational capacity and management framework will scale efficiently or in a timely manner to meet these evolving requirements.

The Company is dependent on the services and technical expertise of several key executives, including the directors of the Company, its senior management leadership team, and a small number of highly skilled and experienced employees and personnel. The Company's business requires a wide range of specialized skills and knowledge including geology, mine planning, permitting, engineering, metallurgy, construction, project management, mining and milling operations, logistics and procurement. The Company faces intense competition for qualified personnel and there can be no assurance that the Company will continue to be able to compete successfully with its peers in attracting and retaining executives, senior leaders, qualified management and technical talent with the necessary skills and experience to execute its business strategies. In the event of the loss of one or more key individuals, there may be challenges involved in replacing these individuals in a timely manner, and the length of time required to fill a key position may be longer than anticipated. The Company does not currently maintain key-man life insurance on any of its key employees.

As the Company progresses through development and potential construction and operations, it may expand its workforce and increase the geographic dispersion of personnel. Such growth may require enhancements to management oversight, communication processes and operational coordination. If the Company is unable to effectively manage its growth, implement scalable systems, attract and retain qualified personnel or maintain appropriate oversight, alignment and controls across management, technical and operational functions, it may experience operational inefficiencies, delays in project execution, increased costs, safety or compliance risks, or increased employee turnover. Any such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

Insurance and Uninsured Risks

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or infrastructure, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in operations, monetary losses, and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. The Company does not carry political risk insurance. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company may also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Changes to Mining Laws and Regulation

Legislative reforms in Mexico have amended key provisions of the Mining Law and related statutes governing water use, environmental protection and waste management. These reforms introduce material changes to the mining regulatory framework, including modifications to concession duration, the process for granting new concessions, expanded social and environmental requirements, enhanced regulatory oversight, increased grounds for cancellation and additional financial assurance obligations.

These changes increase regulatory discretion and may impose additional compliance burdens, operational constraints and financial obligations on mining projects. The full scope, interpretation and implementation of these reforms remain subject to administrative practice and judicial review, and the long-term impact on concession rights and project economics is uncertain.

In addition, structural reforms affecting the Mexican judiciary may alter the manner in which legal challenges, administrative decisions and constitutional matters are adjudicated. Changes to judicial independence, procedural reliability or the predictability of court decisions could affect the enforcement of contractual and statutory rights.

Future amendments to mining, environmental, water, fiscal or investment laws, or changes in their interpretation or enforcement, could materially and adversely affect the Company's mining rights, permitting status, development timeline and overall Project viability.

Risks Related to Disclosure and Internal Control

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company has put into place a system of internal controls appropriate for its size, and reflective of its level of operations in order to provide reasonable assurance that: (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company's filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company's failure to satisfy the requirements of applicable Canadian securities and US laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Risks Related to Strategic Transactions, Shareholder Activism and Change of Control

In recent years, publicly traded companies have increasingly been subject to demands from activist shareholders and proxy solicitation firms advocating for changes to corporate governance practices, including executive compensation, environmental, social and governance matters, board composition, or certain corporate actions or reorganizations. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or similar activities, could be costly and time consuming, divert the attention and resources of the Company's management and Board, and adversely affect the Company's reputation, business and results of operations. Activist shareholders may also attempt to acquire control of the Company to implement such changes. If shareholders with differing objectives are elected to the Board, this could adversely affect the Company's business and future operations and create uncertainty regarding the Company's strategic direction.

The Company may also be an attractive acquisition target due to its asset base and development profile. A premature or unsolicited takeover attempt may occur at a time when the Company believes its intrinsic value is not reflected in the market price. A successful takeover could result in loss of strategic control, disruption of long-term plans and potential undervaluation of the Project's future potential. Although the Company has implemented strategic planning, governance structures and shareholder engagement practices, there can be no assurance that it will be able to prevent or respond effectively to an unsolicited takeover attempt.

Further, as part of its business strategy, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may change the scale of the Company's business and operations and expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms and integrate acquired operations successfully with those of the Company.

Acquisitions of mineral properties are based in large part on engineering, environmental and economic assessments made by the Company, independent engineers and consultants. These assessments involve assumptions regarding operational performance, policy and regulatory conditions and tax rates, many of which are subject to change and beyond the Company's control. The Company will also rely on information provided by acquisition targets and cannot assure the accuracy or completeness of such information.

Acquisitions involve risks, including potential changes in commodity prices after a transaction is committed, mineral interests proving to be below expectations, difficulties integrating acquired operations and personnel, disruption to the Company's ongoing business and relationships with employees, suppliers and contractors, and the possibility of unknown liabilities, including environmental liabilities, that were not discovered or quantified during due diligence. The Company may incur significant transaction and integration costs. If acquisitions are financed through debt, the Company's leverage will increase; if equity is issued as consideration, existing shareholders may experience dilution. There can be no assurance that the Company will be successful in identifying suitable acquisition opportunities or integrating acquired assets and operations.

Risks of Supply Chain Disruption

The Company relies on third-party suppliers for equipment, materials and services required for construction and development of the Project. Disruption of the supply chain or failure of a key supplier could delay project activities or increase costs.

Supply chain disruptions may arise from reliance on single-source suppliers, supplier financial instability, aging or obsolete equipment, natural hazards, cyber or IT failures within supplier networks or shortages of critical materials. In certain cases, substitute suppliers may not be readily available or may provide lower quality materials.

Such disruptions could result in construction delays, cost overruns, operational inefficiencies and reduced quality of work. Although the Company undertakes supplier pre-qualification, diversification, logistics monitoring and business continuity planning, there can be no assurance that supply chain interruptions will not materially impact the Project.

Risks Associated with Mineral Reserve and Resource Estimates

The figures for mineral resources and mineral reserves included in this AIF are estimates only and there can be no assurance on the anticipated tonnages and grades achieved, that the indicated levels of recovery will be realized, or that the mineral resources and mineral reserves will be processed profitably. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control, such as the quantity and quality of available data derived from limited information acquired through drilling and other sampling methods, the assumptions made, and judgments used in engineering and geological interpretation, including structure, grade distributions and trends. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Additionally, there can be no assurance that recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company's mineral reserves uneconomic to exploit.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Mineral resource and mineral reserve data is not indicative of future results of operations. The Company's ability to recover estimated mineral resources and mineral reserves can be affected by various factors, such as the timing of environmental permitting regulations and requirements, weather events, unforeseen technical difficulties, unusual or unexpected geological structures and work interruptions. As the Company gains more knowledge and understanding of project mineralization through on-going exploration and mining activity, the mineral resource and mineral reserve estimates may change significantly. If the Company's actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its future cash flow, profitability and or financial condition may be materially and adversely affected.

Environmental, Tailings and Climate Change Risks

The mining activities of the Company are subject to extensive environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation, and impose limitations on the generation, transportation, storage and disposal of solid and hazardous waste and the management of spills, releases or emissions into the environment, including seepage from tailings facilities. Environmental legislation and international standards are evolving and may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation and standards, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not adversely affect the Company's business, condition or operations. Environmental hazards may exist on properties in which the Company holds interests that are currently unknown and which may have been caused by previous or existing owners or operators.

The mining industry is also facing increased public and regulatory scrutiny regarding the management of tailings storage facilities and dam failure risks. While such facilities are subject to regulatory and engineering standards, failures or breaches may occur due to operational issues or external events such as extreme weather or seismic activity. Such failures could release contaminants into surrounding areas, resulting in environmental damage, property damage, personal injury or loss of life, and could lead to the suspension of mining operations, remediation obligations, injunctions, fines, penalties or the suspension or revocation of permits. Any liabilities arising from environmental damage, regulatory orders or non-compliance could materially adversely affect the Company's business, results of operations and financial condition and may not be fully covered by insurance.

The Company also operates in jurisdictions where regulatory requirements have taken effect to monitor, report and/or reduce greenhouse gas emissions and evaluate the operational impacts of climate change. Global efforts to transition to a lower-carbon economy may involve policy, legal, technology and market changes that could result in financial, regulatory or reputational risks to the Company. In addition, climate-related physical risks may affect the Company's operations, including extreme weather events, changes in rainfall patterns, water shortages, flooding, spring melts, energy disruptions and changing temperatures. These events could damage facilities, disrupt access to mine sites, affect workforce transportation and supply chains, or otherwise adversely impact the Company's operations. Although the Company monitors these risks and undertakes planning for business continuity, there can be no assurance that these efforts will mitigate the potential impacts of climate change on the Company's operations, financial performance or reputation.

Risks Related to Global Economic Conditions, Geopolitical Conflicts and Trade Policies

Global financial markets have in recent years experienced significant volatility affecting many industries, including the mining industry. Global economic conditions remain subject to sudden destabilization in response to economic shocks, geopolitical events, changes in governmental policy, natural disasters or other global developments. A sudden or prolonged slowdown in financial markets or broader economic conditions, including consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, interest rates and tax rates, may adversely affect the Company's growth, profitability and ability to obtain equity or debt financing on favorable terms or at all.

Commodity prices, including the prices of gold, silver and other metals, are affected by numerous factors beyond the Company's control, including inflation, fluctuations in the United States dollar and other currencies, global and regional demand and the political and economic conditions of major producing countries. Monetary policy actions by central banks, including the U.S. Federal Reserve, the Bank of Canada and the Bank of Mexico, and elevated inflation levels in North America and Mexico, may influence commodity prices, capital markets and investor sentiment. Inflationary pressures driven by supply chain disruptions, labour shortages, increased consumer demand and rising energy costs may increase operating costs and affect the availability of capital.

International conflicts and geopolitical tensions, including conflicts in Ukraine, the Middle East and Venezuela, may contribute to volatility in commodity markets, supply chains, oil prices and global financial markets. Such conflicts may also result in sanctions, trade restrictions or other international actions that could destabilize global economies or disrupt the supply of goods and services relied upon by the Company.

In addition, the introduction of protectionist trade policies, tariffs, sanctions, import or export restrictions or other barriers to international commerce may increase the cost of materials required for construction and operations or restrict access to certain goods or services. Changes in international trade policies or regulations could increase costs, disrupt supply chains or otherwise negatively impact the Company's operations and financial condition. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Infrastructure

Mining, processing, development, and exploration activities depend on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Further, the Company relies on certain key third-party suppliers and/or contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development and operation of its assets. There can be no guarantee that services, equipment or raw materials will be available to the Company on commercially reasonable terms or at all.

Risks of Project Readiness and Phase Transition

The advancement of the Project from development through construction, commissioning and ramp-up involves significant operational, technical and coordination challenges. Successful transition between these phases requires effective planning, recruitment of qualified personnel, integration of construction and operational teams, and implementation of appropriate systems, procedures and controls.

There can be no assurance that construction activities, equipment installation, commissioning processes or operational ramp-up will proceed in accordance with current plans or timelines. Delays in recruitment, gaps in technical expertise, insufficient coordination between development and operations functions, or overly aggressive scheduling assumptions could adversely affect project execution.

Mining projects commonly experience commissioning and ramp-up challenges, including lower than expected throughput, recovery rates or operational efficiency during initial production periods. If the Company is unable to effectively manage the transition between project phases, it may incur cost overruns, schedule delays, operational inefficiencies, increased safety or compliance risks, or reduced economic returns, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Cybersecurity Risks

The Company's information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. As the Company continues to increase its dependence on information technologies to conduct its operations, the risks associated with cyber security also increase. Cybersecurity risks may take the form of malware, computer viruses, security breaches, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the Company and may result in damage or loss of information, the unintended disclosure of confidential information, the loss of control over computer control systems. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets, and consequences. The Company's exposure to cyber security risks also includes exposure through third parties on whose systems it places significant reliance on the conduct of its business. The Company's operations depend, in part, on how well the Company and those entities with which it does business, protect networks, equipment, information technology systems and software against damage from these threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date, the Company has not experienced any material losses relating to cyber-attacks or information security breaches, there can be no assurance that it will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. The Company has implemented security procedures and measures in order to protect its systems and information that it believes are appropriate. However, it may not have the resources or technical sophistication to anticipate, prevent, or recover from rapidly evolving types of cyber-attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Financing Risk, Future Share Issuances and Dilution

The Company's mineral exploration, development and acquisition activities may require additional financing, which historically the Company has obtained through equity or debt financing. Although the Company has been successful in obtaining financing in the past, there can be no assurance that additional funding, if required, will be available to fulfill the Company's future development or acquisition needs or that such financing will be available on terms acceptable to the Company. Failure to obtain financing on acceptable terms could result in delays or postponement of capital projects or acquisitions and could adversely affect the Company's business, financial condition and results of operations.

Any future financing may also be dilutive to existing shareholders. The Company may issue additional Common Shares or securities convertible into Common Shares in connection with financings, acquisitions or other corporate activities, including upon the exercise or conversion of RSUs, PSUs, DSUs, warrants and stock options. The Company cannot predict the size or timing of future issuances of Common Shares or other dilutive securities.

Sales of a substantial number of Common Shares in the public market, or the perception that such sales may occur, including through the exercise of outstanding convertible securities or sales by existing significant shareholders, could adversely affect the market price of the Common Shares and the Company's ability to raise capital through future equity financings. Any additional issuances of Common Shares or dilutive securities may result in dilution to existing shareholders' ownership and voting interests and may place downward pressure on the trading price of the Common Shares.

Development and Contractor Performance Risks

The development of mining projects is subject to numerous risks and uncertainties, including engineering and design challenges, procurement delays, cost escalation, labour availability, contractor performance, supply chain disruptions and changes in market conditions. Capital cost estimates are based on feasibility studies and engineering assumptions that may prove to be inaccurate, and there can be no assurance that actual capital costs will not exceed current estimates. Unanticipated increases in the cost of materials, equipment, fuel, power, labour or services could materially increase project costs and adversely affect anticipated returns.

The Company relies on third party contractors to provide services including drilling, engineering, procurement, transportation and other operational support. The success of the Company's development projects therefore depends in part on the performance and financial capacity of these contractors. Contractor performance may be affected by labour shortages, financial constraints, supply chain disruptions, technical challenges or other operational difficulties.

If contractors fail to perform their obligations in accordance with contractual arrangements, the Company may experience delays, cost overruns, disputes, safety or environmental incidents or regulatory non-compliance. Disputes with contractors could also result in litigation or arbitration, increasing costs and diverting management attention. Although the Company monitors contractor performance and seeks to mitigate risks through contract terms and oversight, contractor activities are not within the Company's direct control. Any such failures could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Related to Competitive Conditions

The mining industry is intensely competitive in all phases of exploration, development, and production. The Company competes with a number of other entities in the search for and the acquisition of potentially productive mineral properties, some of which possess greater financial, technical and other resources. There is no assurance that the Company will continue to compete successfully with its competitors in acquiring mineral properties, financing, key and skilled employees and contractors.

Risks Related to Costs of Reclamation

The Company's operations are subject to closure and reclamation plans that establish the obligations to reclaim properties after minerals have been extracted from the location. These obligations represent significant future costs that can become updated from time to time due to changed regulatory requirements, and other adjustments to scope, timing and estimated costs for execution of such reclamation activities. It is difficult to determine the exact amounts which will be required to complete all reclamation activities in connection with the Company's properties. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine, and governmental authorities may from time to time require updates to be made to the amount of a reclamation bond. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities, and actual costs of the reclamation activities may become significantly higher than current estimates. Such costs may have a material adverse impact upon the business, financial condition, and results of operations of the Company.

Risks Related to Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada. Certain of its directors and officers reside outside the United States, and a substantial portion of the Company's assets and the assets of such persons are located outside the United States.

As a result, it may be difficult for investors in the United States to effect service of process within the United States upon the Company or such persons, or to enforce judgments obtained in U.S. courts predicated upon civil liabilities under U.S. federal securities laws.

While Canadian courts may recognize and enforce certain U.S. judgments, the enforceability of such judgments is subject to applicable Canadian law and the discretion of Canadian courts. There can be no assurance that investors will be able to enforce in Canada judgments obtained in U.S. courts against the Company or its directors and officers.

Risks Related to Tax Matters and Foreign Tax Regimes

The Company's taxes are affected by several factors, some of which are outside of its control, including the application and interpretation of relevant tax laws and treaties in the jurisdictions in which it operates. Mining tax regimes in foreign jurisdictions may be subject to differing interpretations and are subject to change. The Company's interpretation of taxation laws as applied to its transactions and activities may not coincide with that of tax authorities. As a result, transactions or tax positions may be challenged, which could result in additional taxes, interest and penalties. In addition, new tax laws, regulations or rules, or changes to or differing interpretations of existing laws in Canada, the United States, Mexico or other jurisdictions, could increase taxes, delay refunds, impose foreign exchange restrictions or otherwise have a material adverse effect on the Company's financial condition and results of operations.

The Company is also subject to routine tax audits by various tax authorities. Such audits may result in reassessments, additional taxes, interest and penalties. Changes in tax rules, regulations or interpretations by courts or tax authorities may also negatively affect the Company's business and financial results.

In addition, the Company may be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for one or more taxable years. PFIC status is determined annually and depends on the Company's income, assets and activities. If the Company is classified as a PFIC for any taxable year during which a U.S. person holds its shares, such U.S. person may be subject to adverse U.S. federal income tax consequences, including special tax rules applicable to gains on disposition and certain distributions, unless specific elections are made. Certain U.S. shareholders who own, directly or indirectly, 10% or more of the Company's shares may also be subject to complex reporting and income inclusion requirements under U.S. controlled foreign corporation rules. U.S. tax laws applicable to foreign corporations are complex and subject to change, and the Company may not be able to provide all information necessary for U.S. shareholders to comply with their tax reporting obligations. Prospective investors who are U.S. persons should consult their own tax advisors regarding the potential U.S. federal income tax consequences of an investment in the Company's shares.

Risks Related to Mineral Tenure

The acquisition and maintenance of title to and the right to explore and/or exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore its mineral property interests, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material or adverse to the Company. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure mineral tenure may be severely constrained. Some of the lands in which the Company holds an interest, or the exploration equipment and roads or other means of access which the Company intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups, or companies. If such third parties assert any claims, the Company's work programs may be delayed, even if such claims are without merit. Such delays may result in significant financial loss and loss of opportunity for the Company.

In Mexico, the present status of the majority of the Company's unpatented mining claims at the Project located on public lands provides the Company with the exclusive right to mine and remove valuable minerals, such as precious and base metals. The Company is also allowed to use the surface of the land solely for purposes related to exploration, mining, and processing the mineral-bearing ores.

The Company may need to enter into negotiations with landowners and other groups in the local and Indigenous communities in Mexico in order to conduct future exploration and development work on the Project. There is no assurance that future discussions and negotiations will result in agreements with landowners and other local community groups in Mexico or Ontario or if such agreements will be on terms acceptable to the Company so that the Company can continue to conduct exploration and development work on these properties.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws. Nevertheless, there is a risk that conflicts of interest may not always be fully or timely identified which can potentially result in adverse impact to the Company.

No Dividend Policy

The Company has not paid dividends on its Common Shares and does not anticipate paying dividends in the foreseeable future.

The Company expects to retain any future earnings to finance the development and operation of its business. The payment of dividends, if any, will be at the discretion of the Board and will depend on the Company's financial condition, results of operations, capital requirements, contractual restrictions and other factors the Board considers relevant.

As a result, investors should not rely on an investment in the Common Shares as a source of income, and any return on investment is expected to depend primarily on potential appreciation in the market price of the Common Shares.

Risks Arising from Market Price Volatility

The Common Shares are listed on the TSX and the NYSE-A. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price that have not necessarily been related to the financial condition, operating performance, underlying asset values or prospects of such companies. This volatility may adversely affect the market price of the Common Shares. There can be no assurance that continued fluctuations in price will not occur.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, not related to the Company's performance, and are, therefore, not within the Company's control. These factors include macroeconomic developments in North America and globally, the price of gold, silver and other commodities, and market perceptions of the attractiveness of particular industries. The effect of these factors and others on the market price of the Common Shares in the future cannot be predicted.

In addition, securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Risks Related to Water Sources

The Company's current and future mining operations require significant quantities of water for mining, ore processing and related support facilities. The Project's primary water sources are expected to be underground mine water and surface water capture, with additional water concessions being pursued as a contingency measure.

The use of underground and surface water is subject to obtaining and maintaining the necessary permits, concessions and regulatory approvals in Mexico. The Company is currently advancing these applications in parallel with its environmental permitting process. There can be no assurance that such approvals will be obtained on a timely basis, or at all. Any inability to secure or maintain the required permits or water rights, or any reduction in available water supply, could result in development delays, increased costs, or interruptions to mining and processing activities, which may adversely affect the Company's business and operations.

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends or distributions on its Common Shares since incorporation and there are no plans to pay dividends at this time. At present, all available funds are invested to finance the growth of the Company and the exploration and development of its mineral properties. Any decision to pay dividends on its Common Shares in the future will be made by the Board from time to time, in its discretion, on the basis of many factors, including Vizsla Silver's earnings, operating results, financial condition, and anticipated cash needs and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares.  Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company and to one vote for each Common Share held at all such meetings. Holders of Common Shares are entitled to receive, on a pro rata basis, any dividends declared by the Board out of funds legally available therefor and, upon the liquidation, dissolution or winding-up of the Company, to receive, on a pro rata basis, the remaining property and assets of the Company after payment of liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption, retraction, purchase for cancellation, surrender, conversion or exchange rights.

Convertible Notes

On November 24, 2025, the Company closed its offering of 5.00% convertible senior unsecured notes due 2031 (the "Convertible Notes") for aggregate principal amount of $300,000,000, including the exercise in full by the initial purchasers of their option to purchase an additional $50,000,000 principal amount of Convertible Notes. The Convertible Notes bear interest at a rate of 5.00% per annum, payable semi-annually in arrears on January 15th and July 15th of each year, beginning July 15, 2026 and mature on January 15, 2031. Any Convertible Notes not converted, redeemed or repurchased prior to maturity will have their principal amount repaid in cash at maturity. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes are convertible in accordance with their terms. Upon conversion, the Company may elect to satisfy its conversion obligation in Common Shares, cash or a combination of Common Shares and cash. The initial conversion rate is 171.3062 Common Shares per $1,000 principal amount of Convertible Notes, representing an initial conversion price of approximately $5.84 per Common Share, subject to adjustment in accordance with the terms of the indenture governing the Convertible Notes dated November 24, 2025 between the Company and U.S. Bank Trust Company, National Association, as trustee (the "Convertible Note Indenture"). The effective conversion price of the Convertible Notes is increased up to $10.51 per Share (~125% premium to the closing price of the Shares at the time of pricing November 19, 2025) after giving effect to the capped call overlay option strategy deployed by the Company, whereby the Company purchased cash-settled call options with a strike price equal to the initial conversion price of the Convertible Notes ($5.84) and a cap price of $10.51 (the "Capped Calls"). The purchase price for the Capped Calls was $47.4 million.

The Company has the right to redeem the Convertible Notes in certain circumstances, and holders have the right to require the Company to repurchase the Convertible Notes upon the occurrence of certain events, in each case in accordance with the terms of the Convertible Note Indenture.  See "Material Contracts".

Equity Compensation Securities

The Company has adopted an omnibus equity incentive plan (the "Equity Plan") pursuant to which the Company may grant stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs", and together with Options, RSUs and PSUs, "Awards") to eligible directors, officers, employees and consultants of the Company and its subsidiaries. The Equity Plan replaced the Company's prior stock option plan. The maximum number of Common Shares issuable pursuant to the Awards under the Equity Plan is equal to 10% of the issued and outstanding Common Shares from time to time, less the number of Common Shares reserved for issuance under any other security-based compensation arrangement of the Company.

A copy of the Equity Plan is available on the Company's website and under the Company's profile on SEDAR+ at www.sedarplus.ca.

Issued and Outstanding Securities

The following table summarizes the Company's capital structure as at the dates indicated:

Designation of Security	Number of Shares Authorized	Outstanding on April 30, 2026	Outstanding on July 17, 2026
Common Shares	Unlimited	351,018,130	354,725,706
Options	Subject to Equity Plan limit	16,325,000	18,449,000
RSUs	Subject to Equity Plan limit	2,149,33	3,265,030
PSUs	Subject to Equity Plan limit	1,480,500	1,433,000
DSUs	Subject to Equity Plan limit	850,000	1,150,000
Convertible Notes	$300,000,000 principal amount	$300,000,000 principal amount	$300,000,000 principal amount

Principal Shareholders

As at the date of this AIF, to the knowledge of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the outstanding voting rights attached to the Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and the NYSE American (the "NYSE-A") under the trading symbol "VZLA".

The following table sets forth the monthly high and low trading prices and trading volume of the Common Shares on the TSX for the year ended April 30, 2026:

	Monthly High (C$)	Monthly Low (C$)	Volume
May	$4.10	$2.83	14,073,100
June	$5.00	$3.86	15,845,100
July	$4.71	$3.86	12,757,000
August	$5.08	$3.98	20,884,900
September	$6.18	$4.98	16,626,200
October	$7.10	$5.43	15,786,200
November	$7.15	$5.32	20,829,600
December	$8.05	$6.66	28,983,700
January	$9.82	$6.86	35,783,100
February	$7.29	$4.74	59,538,400
March	$6.12	$4.03	47,695,900
April	$4.85	$4.35	38,144,600

The following table sets forth the monthly high and low trading prices and trading volume of the Common Shares on the NYSE-A for the year ended April 30, 2026:

	Monthly High ($)	Monthly Low ($)	Volume
May	2.97	2.04	71,331,950
June	3.66	2.77	88,602,597
July	3.48	2.83	84,056,118
August	3.70	2.88	68,965,713
September	4.44	3.49	76,306,244
October	5.07	3.87	91,255,028
November	5.08	3.78	140,306,548
December	5.95	4.74	138,711,174
January	7.19	5.04	194,022,517
February	6.86	3.47	305,577,078
March	4.44	2.95	167,445,352
April	3.61	3.08	157,383,354

PRIOR SALES

Stock Options

During the year ended April 30, 2026, the Company issued an aggregate of 4,092,500 Options, in accordance with the table set out below:

Date of Grant	Number of Options	Exercise Price ($)	Expiry Date
May 1, 2025	4,050,000	C$2.90	May 1, 2030
July 29, 2025	42,500	C$4.33	July 20, 2030

Restricted Share Units

During the year ended April 30, 2026, the Company granted an aggregate of 1,642,000 RSUs, in accordance with the table set out below:

Date of Grant	Number of RSUs	Expiry Date
May 1, 2025	1,450,000	May 1, 2028
July 29, 2025	132,000	July 29, 2028
April 24, 2026	60,000	April 24, 2029

Performance Share Units

During the year ended April 30, 2026, the Company granted an aggregate of 1,550,000 PSUs, in accordance with the table set out below:

Date of Grant	Number of PSUs	Expiry Date
September 17, 2025	1,550,000	November 12, 2028

Deferred Share Units

During the year ended April 30, 2026, the Company granted an aggregate of 850,000 DSUs, in accordance with the table set out below:

Date of Grant	Number of DSUs
May 1, 2025	850,000

Convertible Notes

During the year ended April 30, 2026, the Company issued the Convertible Notes, in $1,000 denominations, for an aggregate principal amount of $300 million, on November 24, 2025.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out the names of the directors and officers of the Company as at the date of this AIF and their respective provinces or states and countries of residence, position or office with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Director or Officer Since	No. and Class of Securities(1)	Percentage of Class(2)
Michael Konnert British Columbia, Canada President, CEO and Director	Mr. Konnert is the founder, Chief Executive Officer, President and a Director of the Company.	September 26, 2017	2,731,858 Common Shares	0.77%
Craig Andrew Parry (4)(7) British Columbia, Canada Director	Mr. Parry is the Chairman of the Company. He is also the CEO and Executive Chairman of Vizsla Copper Corp. and serves as a director on various other boards.	December 18, 2018	4,987,097 Common Shares	1.40%
Simon Cmrlec British Columbia, Canada Director and Chief Operating Officer	Mr. Cmrlec is the Chief Operating Officer of the Company. He was previously Chief Operating Officer at Ausenco Limited.	Director: February 21, 2019 Chief Operating Officer: April 1, 2024	1,426,830 Common Shares	0.40%
Harry Pokrandt (3)(4)(6) British Columbia, Canada Director	Mr. Pokrandt is a director of the Company. He is currently Chairman of Spectrum Energy and a Board Member of Big Brothers Foundation of Greater Vancouver.	November 23, 2021	552,803 Common Shares	0.15%
David Cobbold (3)(6) British Columbia, Canada Director	Mr. Cobbold is currently Vice Chairman of Metals and Mining, Macquarie Group.	December 8, 2022	100,001 Common Shares	0.02%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Director or Officer Since	No. and Class of Securities(1)	Percentage of Class(2)
Eduardo Luna (7) Mexico Director	Mr. Luna is currently the Chairman of the Board of Directors of Rochester Resources Ltd. He formerly served as a member of the Board of Directors of Wheaton Precious Metals Corporation. He is a Director of Coeur Mining, Inc.	November 15, 2023	Nil	-
Sukhjit Gill (3)(4)(5)(6) British Columbia, Canada Director	Ms. Gill currently serves as a partner at Smythe LLP.	April 12, 2024	Nil	-
Mahesh Liyanage British Columbia, Canada Chief Financial Officer	Mr. Liyanage is the Chief Financial Officer of the Company.	December 1, 2020	333,057 Common Shares	0.09%
Michael Pettingell British Columbia, Canada SVP, Business Development and Strategy	Mr. Pettingell is currently SVP of Business Development of the Company.	July 27, 2021	172,867 Common Shares	0.04%
Dr. Jesus Velador British Columbia, Canada Chief Geologist	Dr. Velador is currently Chief Geologist of the Company. He formerly was VP, Exploration of the Company.	May 5, 2022	198,981 Common Shares	0.05%
Susy Horna(8) British Columbia, Canada Corporate Secretary	Ms. Horna is currently Corporate Secretary of the Company. She serves as Corporate Secretary for various public companies.	May 12, 2026	Nil	-

Notes:

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2) Based upon the 354,725,706 Common Shares issued and outstanding as of the date of this AIF.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee

(5) Chair of the Audit Committee

(6) Member of Corporate Governance & Nominating Committee

(7) Member of the Technical Committee

(8) Ms. Horna was appointed Corporate Secretary of the Company on May 12, 2026 following Ms. Jennifer Hanson's resignation.

As at the date of this AIF, 10,503,494 Common Shares of the Company are beneficially owned, directly or indirectly, by the directors and executive officers as a group, representing approximately 2.96% of the issued and outstanding voting securities of the Company.

Director Biographies

Michael Konnert - Director, President and Chief Executive Officer

Mr. Konnert is a mining entrepreneur with deep expertise in deal-making, financing, team leadership and strategic corporate development. As the Founder, President, CEO and Director of Vizsla Silver Corp. (TSX: VZLA and NYSE:VZLA), he has successfully led the company in consolidating one of Mexico's highest-grade silver and gold districts, positioning it to develop one of the world's largest single-asset silver producers. Mr. Konnert founded and led Vizsla Royalties Corp. (TSX-V: VROY), a leading single-asset royalty company, as Executive Chairman. He is also co-founder and Managing Partner of Inventa Capital, a natural resource incubator company dedicated to acquiring and developing assets in the natural resource sector. Since its founding in 2017, Inventa has raised over C$1.2Bn in capital, focusing on discovering emerging opportunities in the industry. He also serves as an Advisor for Vizsla Copper Corp. (TSX-V: VCU). Mr. Konnert's career is marked by his strategic vision, commitment to sustainable development, and innovative approach to the mining industry.

Craig Parry - Director

Through the course of his career, Mr. Parry has been a founder, director, CEO, senior executive and geologist working across a broad range of commodities with several companies.  He is currently the Lead Independent Director of Skeena Resources Ltd and has been a Director since December 15, 2016. He is the Executive Chairman and CEO of Vizsla Copper Corp. (since September 1, 2021).  He is a founder and Chairman of Vizsla Silver (since December 18, 2018). He was a founder, CEO and/or director of IsoEnergy Ltd (TSXV: ISO), NexGen Energy Ltd (NYSE: NXE), EMR Capital, Tigers Realm Coal (ASX: TIG), Valkea Resources Corp. (TSXV: OZ), Tigers Realm Minerals, and G-Resources Group. He worked for Rio Tinto from 2000 to 2008.

Mr. Parry has led teams and been involved in a number of exceptional discoveries and resource projects including Vizsla Silver's discovery of new veins at the Panuco Project, IsoEnergy's Hurricane uranium deposit, NexGen's Arrow uranium deposit and Tigers Realm Coal's Amaam and Amaam North coking coal deposits.

Mr. Parry graduated from the University of New South Wales and holds a Bachelor of Science (Applied Geology) with First Class Honours and the University Medal. He is a member of the AusIMM.

Simon Cmrlec - Director and Chief Operating Officer

Mr. Cmrlec is a highly experienced senior engineer with over 30-years of industry experience who has been a director of the Company since its formation and has most recently held the position of Chief Operating Officer of Ausenco, a global mining engineering and consulting firm. He has extensive experience in building mining projects around the world and across a number of different commodities and is tasked with advancing the Panuco Project towards production, with the goal of becoming one of the world's largest single-asset silver producers.

Mr. Cmrlec began his career with Western Mining at its Olympic Dam Operations in South Australia where he held a number of technical and operations roles. He was one of the owners representatives for the Olympic Dam Expansion Project (ODP) where he was involved in the design, construction and commissioning of the smelter and hydrometallurgical facilities. Following the completion of the ODP project, Mr. Cmrlec joined Kvaerner and was involved in the construction and commissioning of various base metals, iron ore and gold projects in the US, South America, the Middle East and South Africa. In 2001 he joined Inco on the Goro Nickel project in New Caledonia as the Project Manager responsible for the refinery facility. Mr. Cmrlec held a number of roles on the Goro Nickel project including Senior Project Manager and Construction Director in his eight years there. Mr. Cmrlec joined Ausenco in 2009 and held a number of positions with the company including President, Program Management and President APAC/Africa, before moving to Canada in 2015 in the role of President, North America and finally Chief Operating Officer.

He became a director of Vizsla Silver in 2018 before joining the company as Chief Operating Officer in 2024.

Mr. Cmrlec attended the Gartrell School of Mining, Metallurgy and Applied Geology at the University of South Australia and graduated with a B.Eng (Hons) in Metallurgical Engineering in 1994.

Harry Pokrandt - Director

Mr. Pokrandt is a capital markets Executive with over 30 years of experience in mining and technology. He is a currently Chairman of Spectrum Energy and a director of the Big Brothers Foundation of Greater Vancouver.  He is the former Chairman of Mayfair Gold and former Managing Director at Macquarie Capital Markets, CEO of Hive Blockchain, and a former director of Kore Mining, Gold X Mining Corp., BQ Metals Corp, Lithium X and Fiore Exploration.

David Cobbold - Director

Mr. Cobbold is a veteran investment banker with 29 years of financial services experience. Currently, he is Vice Chairman of Metals and Mining, Macquarie Group where he is responsible for sourcing and leading merger, acquisition, sale and defence transactions for clients ranging from exploration and development companies to global metals & mining companies. Mr. Cobbold's clients are based in Canada, the U.S., the U.K., South Africa and Australia.

In addition, Mr. Cobbold has extensive experience in global commodity and securities markets. Mr. Cobbold joined Macquarie in 2011 as a Managing Director, Head of Mining, Macquarie Capital Markets Canada. Prior to joining Macquarie, Mr. Cobbold worked at CIBC World Markets and CIBC Capital Partners for 13 years in various capacities, including as a Managing Director, Global Mining Investment Banking and Managing Director, Equity Capital Markets.

Mr. Cobbold holds a Bachelor of Arts in Economics, the University of Western Ontario and Master of Business Administration (MBA), Harvard Business School.

Eduardo Luna - Lead Director

Mr. Luna has spent over 40 years in the precious metals mining industry and has held prior senior executive and board positions at several companies including Industrial Peñoles, Goldcorp Inc., Luismin SA de CV, Wheaton River Minerals Ltd., Alamos Gold Inc., Dyna Resource, Inc. and Primero Mining Corporation.

He is currently the Chairman of the Board of Directors of Rochester Resources Ltd., a junior natural resources company with assets in Mexico. He formerly served as a member of the Board of Directors of Wheaton Precious Metals Corporation. He is a director of Coeur Mining, Inc.  Mr. Luna is the former President of the Mexican Mining Chamber and a former President of the Silver Institute.

Mr. Luna is an inductee in the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato where he received a degree in Mining Engineering and Metallurgy.

Sukhjit Gill - Director

Ms. Gill currently serves as a partner at Smythe LLP and as practice group leader of Smythe's Accounting & Assurance group. She is a Chartered Professional Accountant with 23 years of experience and specializes in providing audit and assurance services to publicly traded companies operating in the resource industry, as well as private companies across several industries in both Canada and the United States. Ms. Gill is also a director of Skeena Resources Limited. She was previously on the board of directors for the Provincial Health Services Authority and British Columbia Emergency Health Services.

Ms. Gill holds a Bachelor of Technology in Accounting from BCIT and is a Chartered Professional Accountant.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Vizsla Silver is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, CFO, or CEO of any company (including the Company) that:

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (any such order, an "Order") that was issued while that person was acting in that capacity; or

(b) was subject to an Order that was issued after that person ceased to act in such capacity and which Order resulted from an event that occurred while that person was acting in that capacity.

Mahesh Liyanage was the Chief Financial Officer of Synodon Inc. from March 1, 2016, to November 17, 2016. On November 30, 2016, a Receiver was appointed under the Bankruptcy and Insolvency Act (Canada) pursuant to a Court Order of the Court of Queen's Bench of Alberta and on May 8, 2017, Synodon Inc. was cease traded by the Alberta Securities Commission.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of Common Shares to affect, materially, the control of the Company:

(a) is, at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect, materially, the control of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in this AIF as to ownership of securities of the Company, corporate cease trade orders, bankruptcies, penalties, or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Company, has been provided by each director and executive officer of the Company individually.

Conflicts of Interest

Except as disclosed herein, to the knowledge of management of the Company, there are no existing or potential material conflicts of interest between the Company and any of its subsidiaries and any director or officer of the Company. Directors and officers of the Company may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company or any of its subsidiaries may participate, the directors of the Company may have a conflict of interest in negotiating and conducting terms in respect of such participation. If such conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

AUDIT COMMITTEE INFORMATION

Pursuant to National Instrument 52-110 Audit Committees ("NI 52-110") the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee's Charter is attached as Appendix "A" to this AIF.

Composition of the Audit Committee

The Company's Audit Committee consists of Sukhjit Gill, Harry Pokrandt and David Cobbold (the "Members").  The Members are independent of the Company and financially literate within the meaning of NI 52-110.  Ms. Gill is the Chair of  the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has considerable experience participating in the management of private and/or publicly traded companies and has the ability to read and understand financial statements that present the breadth and level of complexity of accounting issues that would generally be expected to be raised by the Company's financial statements. See "Directors and Officers - Director Biographies" for additional information on each director's education and experience.

Each Audit Committee member has had extensive experience reviewing financial statements. Each member understands the Company's business and has an appreciation for the relevant accounting principles for that business.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on: (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

For the year ended April 30, 2026, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Pre-Approval Policy and Procedures

The audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table sets forth the fees billed by Deloitte LLP and MNP LLP to the Company and its subsidiaries for services rendered in the year ended April 30, 2026 and by MNP LLP for year ended April 30, 2025:

	Year ended April 30, 2026 (C$)		Year ended April 30, 2025 (C$)
Category	Deloitte LLP	MNP LLP	MNP LLP
Audit Fees(1)	345,075	28,676	195,267
Audit Related Fees(2)	5,350	1,284
Tax Fees(3)	-
All Other Fees(4)	9,558
Total	359,983	29,960	195,267

Notes:

(1) "Audit fees" include aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit fees.

(2) "Audit related fees" include the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit fees" above. The services provided include review work on the prospectus and other relevant forms for the NYSE-A.

(3) "Tax fees" include the aggregate fees billed for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4) "All other fees" include the aggregate fees billed for products and services provided by the Company's external auditor, other than "Audit fees", "Audit related fees" and "Tax fees" above and include CPAB and SOX training.

On October 3, 2025, the Company announced the replacement of its former auditor, MNP LLP, with Deloitte LLP effective as of October 3, 2025, until the next annual and general meeting of shareholders. There were no reservations in the former auditor's reports and there were no "reportable events" (as such term is defined under applicable Canadian securities laws) in connection with the change of auditor.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not currently and was not at any time during its most recently completed financial year ended April 30, 2026, a party to, any legal proceedings required to be disclosed, nor was any of its property the subject of, any such legal proceedings. The Company is not aware of any such proceedings or actions threatened or known to be contemplated.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended April 30, 2026.

No other penalties or sanctions were imposed by a court or regulatory body against the Company during the year ended April 30, 2026, that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended April 30, 2026.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Effective December 1, 2023, the Company entered into a Management Services Agreement (the "MSA") with Inventa Capital Corporation (the "Manager"), pursuant to which the Manager provides the Company with office space and shared facilities together with executive, general management, accounting, cash management, human resources, corporate development, procurement, risk management and administrative services required to conduct the Company's business. In consideration for the services, the Company pays the Manager on a monthly basis, comprising personnel fees at the rates set out in the agreement, an equitably allocated general and administrative overhead charge, and a 5% fee on reimbursed direct costs. The MSA has an initial term of three years, automatically renewing for successive one-year terms unless either party provides at least 60 days' notice prior to a renewal date. Either party may otherwise terminate on 180 days' written notice, and the MSA may be terminated immediately upon the Manager's fraud or insolvency, or by either party following a change of control of either party. The Company has agreed to indemnify the Manager (and its directors, officers, employees and agents) against liabilities incurred in providing the services. The Manager is controlled by certain directors and officers of the Company.

Other than as disclosed in this AIF, no director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Odyssey Trust Company, located at Suite 1310 - 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 2S1.

MATERIAL CONTRACTS

The Company entered into the following material contracts during the year ended April 30, 2026:

  the Equity Distribution Agreement; and
  the Convertible Note Indenture.

Particulars of the Equity Distribution Agreement and the Convertible Note Indenture are disclosed under "General Development of the Business - Three Year History" and "Description of Capital Structure - Convertible Notes". Copies of each of the aforementioned agreements may be found under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

The Company relies on experts to audit the Audited Financial Statements, and to prepare Technical Information, including the Technical Report.

Auditors

Deloitte LLP are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended April 30, 2026. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

MNP LLP were the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended April 30, 2025. MNP LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia

Qualified Persons

The following are the Qualified Persons involved in preparing the Technical Report or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company's material mineral projects contained in this AIF has been derived, and in some instances extracted from:

  Allan Armitage, Ph. D., P.Geo.
  Benjamin Eggers, MAIG, P.Geo.
  James Millard, P.Geo.
  Jonathan Cooper, P.Geo.
  Neil Robinson, P.Eng.
  Scott Elfen, P.E.
  Kevin Murray, P.Eng.
  Grahame Binks, MAusIMM (CP)
  Jason Blais, P.Eng.
  Cale DuBois, M.A.Sc., P.Eng

Unless otherwise stated, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration of the Company, a Qualified Person, has prepared and approved the scientific and Technical Information in this AIF.

Based on information provided by the Qualified Persons as at the date of this AIF, to the knowledge of the Company, the aforementioned Qualified Persons held either less than 1% or no securities of the Company or of any associate or affiliate of the Company, when they prepared their respective reports or rendered services referred to, as applicable, or following the preparation of such reports or rendering of services, as applicable, and either did not receive any or received less than 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or rendering of such services.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca.

Additional information including Statement of Executive Compensation, directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's Equity Plan, as applicable, is contained in the Company's Information Circular dated August 18, 2025 which may be viewed under the Company's profile on SEDAR+ (www.sedarplus.ca).

Additional financial information is provided in the Company's audited financial statements and the Management's Discussion and Analysis of the Company for the year ended April 30, 2026, a copy of which may be requested from the Company's head office or may be viewed under the Company's profile on SEDAR+ (www.sedarplus.ca).

APPENDIX "A"

AUDIT AND RISK COMMITTEE CHARTER

ARTICLE 1

PURPOSE

1.1 The Audit and Risk Committee (the "Committee") of the Board of Directors (the "Board") of Vizsla Silver Corp. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities. The overall purpose of the Committee is (i) to ensure that the Company's management has designed and implemented an effective system of internal financial controls, (ii) to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, (iii) to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information, and (iv) to oversee the external auditor's qualification and independence and the performance of the external auditors. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each member of the Committee will obtain an understanding of the responsibilities of the Committee membership as well as the Company's business, its operations and related risks.

ARTICLE 2

COMPOSITION, PROCEDURE, AND ORGANIZATION

2.1 The Committee shall consist of at least three members of the Board (each a "Committee Member" or "Member"). Each Committee Member shall be an "independent director" as determined in accordance with applicable legal requirements for audit committee service, including the requirements of the National Instrument 52-110  of the Canadian Securities Administrators ("NI 52-110") and Rule 10A-3(b) of the U.S. Securities Exchange Act of 1934 (as amended, the "Exchange Act"), as such rules are revised, updated or replaced from time to time.

2.2 If, a Member ceases to be independent for reasons outside the member's reasonable control, the member is exempt from the requirements in NI  52-110 or Rule 10A-3(b) of the Exchange Act for a period ending on the later of:

a) the next annual meeting of the issuer; and

b) the date that is six months from the occurrence of the event which caused the member to not be independent.

2.3 All members of the Committee shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-1101 and the Exchange Act, as revised, updated or replaced from time to time.

2.4 The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.5 Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chair of the Committee by majority vote of the full membership of the Committee.

2.6 The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

2.7 The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

2.8 Meetings of the Committee shall be conducted as follows:

a) the Committee shall meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

c) management representatives may be invited to attend all meetings except private sessions with the external auditors.

2.9 The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

2.10 The Committee will conduct and review with the Board annually an evaluation of the Committee's performance with respect to the requirements of this Charter. This evaluation should also set forth the goals and objectives of the Committee for the upcoming year. The Committee may conduct this performance evaluation in such manner as the Committee, in its business judgment, deems appropriate.

ARTICLE 3

ROLES AND RESPONSIBILITIES

3.1 The overall duties and responsibilities of the Committee shall be as follows:

(a) to report regularly to the Board and to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and interim consolidated financial statements and related financial disclosure;

(b) to establish and maintain a direct line of communication with the Company's external auditors and assess their performance;

(c) to set clear hiring policies for employees or former employees of the external auditors;

(d) to review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations, and report to the Board on any approved transactions;

(e) to review with management and the external auditors, the financial reporting of any transactions between the Company and any officer, director or other "related party" (including significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest;

(f) to ensure that the management of the Company has designed, implemented, and is maintaining an effective system of internal financial controls and to discuss policies with respect to risk assessment and risk management;

(g) to prepare the disclosure required by Item 407(d)(3)(i) of Regulation S-K under the U.S. Securities Act of 1933, as amended;

(h) to oversee procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting of auditing matters, pursuant to the Company's whistleblower policy;

(i) to meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with the external auditors;

(j) to review with the external auditors any audit problems or difficulties and management's response; and

(k) to report regularly to the Board on the fulfilment of its duties and responsibilities.

3.2 The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) review the audit plan of the external auditors prior to the commencement of the audit;

(d) to review with the external auditors, upon completion of their audit, the contents of their report (such report to be provided at least annually), including and as well as:

(i) the scope and quality of the audit work performed;

(ii) the adequacy of the Company's financial and auditing personnel;

(iii) co-operation received from the Company's personnel during the audit;

(iv) internal resources used;

(v) significant transactions outside of the normal business of the Company;

(vi) the Company's internal quality-control procedures;

(vii) any material issues raised by the most recent internal quality-control review, or peer review, of the Company, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors,

(viii) any steps taken to deal with any such issues, and (to assess the external auditor's independence) all relationships between the external auditors and the Company;

(ix) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(x) the non-audit services provided by the external auditors;

(e) to meet to review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the external auditors, including reviewing the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

(f) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(g) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.3 The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.4 The Committee is also charged with the responsibility to:

(a) review and approve the Company's annual and interim financial statements and related Management's Discussion & Analysis ("MD&A"), including the impact of unusual items and changes in accounting principles and estimates;

(b) review and approve the financial sections of any of the following disclosed documents prepared by the Company:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) annual MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company;

(vi) financial information and earnings guidance provided to analysts and rating agencies; and

(vii) other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e) review any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs;

(f) review and report on the integrity of the Company's consolidated financial statements;

(g) review the minutes of any audit committee meeting of subsidiary companies;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the principal risks of the Company's business and operations, and any other circumstances and events that could have significant impact on the Company's assets and shareholders;

(j) assessing the Company's risk tolerance, the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks;

(k) monitoring reporting trends on emerging risks and making recommendations to management on implementation of appropriate measures to manage and disclose such risks;

(l) reviewing with senior management annually, the Company's insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage;

(m) reviewing the Company's cybersecurity, privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its information systems and Company data;

(n) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(o) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

3.5 Without limiting the generality of anything in this Charter, the Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the external auditors.

ARTICLE 4

EFFECTIVE DATE

4.1 This Charter was adopted by the Board on May 22, 2018.

4.2 This Charter was reviewed and amended on October 15, 2021.

APPENDIX "B"

PROPERTY DISCLOSURE

Summary

Introduction

Vizsla Silver Corp. ("Vizsla" or the "Company") commissioned Ausenco Engineering Canada ULC and Ausenco Sustainability ULC (collectively Ausenco) to compile a Feasibility Study (FS) for the Panuco Project (the "Property" or the "Project"). The FS was prepared in accordance with the Canadian disclosure requirements of National Instrument 43-101 - Standards and Disclosure for Mineral Projects (NI 43-101) and the requirements of Form 43-101 F1.

The responsibilities of the engineering companies contracted by Vizsla to prepare this report are as follows:

  Ausenco managed and coordinated the work related to the technical report, developed a FS-level design, capital and operating cost estimates for the process plant, tailings storage facility, and general site infrastructure. Ausenco also undertook the review of the environment and permitting studies and completed the economic analysis.

  SGS Canada Inc, - Geological Services (SGS) prepared the mineral resource estimate (MRE) for the Project and completed the work related to the geological setting, deposit type, drilling, exploration works, sample preparation and analysis and data verification.

  Mining Plus Canada Consulting Ltd. (Mining Plus), as a key subconsultant to Ausenco, designed the underground mining, mine production schedule, mining related infrastructure and provided the mining capital and operating costs. In addition, Mining Plus completed the underground mining geotechnical engineering analysis.

The property hosts nine known polymetallic precious metal deposits:

  Copala

  Cristiano

  Tajitos

  Napoleon

  La Luisa

  Cruz Negra

  Josephine

  San Antonio

  Animas

Silver and gold are the metals of interest.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Panuco Project is in the Panuco-Copala mining district (the Property; the Project) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental (SMO) physiographic province in western Mexico. The Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Project comprises 125 approved mining concessions, covering a total area of 28,766.282 ha, and two mineral concessions covering 1,321.15 ha. The mining concessions are held 100% by Vizsla. The concessions are granted for 50 years, except San Carlos that was originally granted for 100 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. All claims are in good standing, and all property tax payments have been completed up to the effective date of the report.

On January 17, 2024, Vizsla announced its intention to spin out the shares of Vizsla Royalties Corp, ("Spinco"), a wholly owned subsidiary of Vizsla, to the Company's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project, which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty"). Vizsla also completed the following: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla in the 24-month period after completion of the spinout, which right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla and (iii) make a cash injection into Vizsla Royalties. On June 19, 2024, the Supreme Court of British Columbia issued its final order approving the plan of arrangement with Vizsla Royalties Corp. Under the Arrangement, the owners of common shares of Vizsla Silver are entitled to receive one new VZLA Share, one-third of a common share of Spinco and one-third of a common share purchase warrant of Spinco for each VZLA Share held immediately prior to the closing of the Arrangement. Following the Arrangement, Spinco will no longer be a wholly owned subsidiary of Vizsla Silver.

Most of the surface rights in the municipality of Concordia are owned by Ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional). Surface rights to most of the land underlying the Project area are owned by six Ejidos. Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Vizsla has agreements in place with 5 Ejidos covering a total of 15,029.63 ha within the Property with rights to extend the area as required with the same consideration per hectare.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (Figure 4-1). Highway 40 and Toll Highway 40D crosscut most of the vein structures. Local dirt roads provide access to most of the workings; however, some are overgrown or in need of repair, and four-wheel-drive vehicles are recommended during the wet season.

The climate is subtropical, characterized by heavy rainfall from June through September. Summer temperatures can reach 40°C, while winter lows are approximately 10°C. The average annual precipitation is approximately 1,100 millimeters (mm), most of which falls during the rainy season. The area has sufficient water for exploration and mining purposes. Work on the Property, including drilling, can be conducted year-round.

The Project is located in the municipality of Concordia, which has a population of approximately 27,000, and benefits from public services, including health clinics and police. The residents provide an experienced mining workforce, while contractors from Durango and Hermosillo, regions with a strong mining tradition, provide the Project with skilled labor and contract mining services.

Two high-voltage power lines (400 kV and 230 kV) connecting Durango and Mazatlán cross the Project site.

Vizsla owns the 500-tonne-per-day (t/d) El Coco mill, currently under care and maintenance, located on the Panuco property and executed an agreement in May 2025 to acquire an operating 350 t/d mill as part of the Sante Fe project. Several additional third-party mineral processing facilities are located within the district with capacities ranging from 200 to 700 t/d.

The Project area is in the Barranca sub-province of the Sierra Madre Occidental physiographic province, characterized by mountain ranges that reach elevations of up to 1,640 m and dissected by steep gorges. Historic mine workings and mineralized structures on the Project generally occur between 500 and 1,000 meters above sea level (masl).

History

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed (Sim, 2008; Robinson, 2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (CRM), the predecessor of the Mexican Geological Service (SGM) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Two Mineral Resource estimates were prepared on the property for Silverstone on October 16, 2008. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein.

Silverstone was acquired by Silver Wheaton Ltd. (Silver Wheaton) in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the 2008 Mineral Resource over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources previously estimated.

Rio Panuco contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey over an approximate area of 12,000 Ha on the Panuco district. The survey was flown in lines-oriented east-west. The processing products from this survey are Reduction to Pole (RTP), Residual of the RTP, Analytical Signal of the RTP, Tilt Derivative of the RTP. The survey was flown in two blocks.

In 2019, Silverstone and Rio Panuco optioned their mineral concessions to Minera CANAM.

Geology and Mineralization

The Project is on the western margin of the Sierra Madre Occidental, a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode concomitant post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlán and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age.

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimeters to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district.

The Mineral Resource includes nine mineralized vein systems: the Copala, Cristiano, Tajitos, Napoleon, La Luisa, Cruz Negra, Josephine, San Antonio and Rosarito-Cuevillas vein corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

Deposit Types

Mineralization in Panuco occurs in veins and mantos with mineralogical characteristics, alteration assemblages, temperature, and salinities typical of low to intermediate sulfidation epithermal deposits. Because of the region's long and complex magmatic deformation and hydrothermal history, the Panuco Project has the potential to host other deposit styles. Late Cretaceous to Paleocene batholiths that intrude the Tarahumara Formation rocks in Panuco, are prospective for porphyry copper and molybdenum deposits elsewhere in the SMO. Late Cretaceous-Eocene plutons that intrude basement metasediments and limestones are prospective for gold-rich and polymetallic skarns and replacement deposits. However, the mineralized structures that are exposed and that have been explored to date in the property are only the epithermal silver and gold veins that were developed or reactivated during the extensional tectonics of the SMO volcanic arc.

Exploration

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, and geophysical surveys. The 1:1,000 scale geological mapping of the Property completed as of December 2023 amounted to 4,800 ha mapped out of a total of 7,189.5 ha held by the company, which represents 67% of the total area mapped. Rock geochemical sampling completed between 2019 and 2024 amounts to 5,930 samples. Vizsla has conducted airborne and ground surveys since 2019. These include Fixed Loop Electromagnetic surveys (FLEM) or ground electromagnetic (EM) surveys, drone magnetic surveys, and LiDAR.

Drilling

Since initiating drilling on the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2024 (data cut-off date for the current MRE), Vizsla had completed 1,012 drill holes totaling 383,017.22 m and collected 57,680 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource Estimate. Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas and comprises an additional 40 drill holes totaling 13,365 m and 1,571 assays. As of July 24, 2025, Vizsla had completed 1,052 drill holes totaling 396,382.22 m and collected 59,251 assays.

In November 2019, Vizsla began drilling activities in the Panuco Project's Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes were completed in 2019.

Drilling for 2020 totaled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested. Drilling was focused initially on targets proximal to areas of historical mapped and worked veins.

Drilling at the Panuco Project in 2021 totaled 100,242.55 m in 320 drill holes. The drilling focused on the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 104 drill holes, respectively. Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor.

At Napoleon and Tajitos, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. Drilling discoveries in 2021 included the Josephine and Copala veins. Further drill testing included the Cruz Negra, Alacran, Cinco Señores, and Colorada vein areas. In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins. Drilling at the Cordon del Oro corridor targeted the San Antonio structure in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 totalled 121,582.40 m in 297 drill holes. The four main corridors of Napoleon, Cinco Señores, Cordon del Oro, and Animas-Refugio were tested. Drilling at the Napoleon corridor included 109 drill holes tested the Napoleon structure, for 53,412.80 m. At the Cordon del Oro corridor, drilling totalled 7,225.80 m in 30 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 6,588.90 m in 16 drill holes were drilled in the Animas-Refugio corridor and 2,309.80 m in 7 drill holes were drilled in the Broche de Oro area.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization was traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast. At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries included the Cristiano and La Luisa Veins.

Drilling for 2023 totalled 99,800.65 m in 180 drill holes. The main Napoleon and Cinco Señores corridors were primarily tested with limited drilling in the Animas-Refugio corridor. Drilling at the Napoleon corridor included 75 drill holes testing the Napoleon structure, for 40,926.80 m. Drilling at the Copala/Tajitos veins included 86 drill holes for 52,083.65 m. Drilling in the Animas-Refugio corridor included 8 drill holes for 2,548.50 m. Additional geotechnical drilling was completed at Napoleon, 6 drill holes for 2,375.70 m, and Cordon del Oro, 5 drill holes for 1,866.00 m.

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast. At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries include the La Luisa Vein and the Molino Vein.

Drilling for 2024 (to September 9) totalled 31,927.70 m in 83 drill holes. The main Napoleon and Cinco Señores corridors were tested. Drilling at the Napoleon corridor included 16 drill holes testing the Napoleon structure, for 8,885.20 m. Drilling at the Copala/Tajitos veins included 67 drill holes for 23,042.50 m.

The 2024 drilling was centred on the western portion of the district, primarily focused on infill drilling at 50 m and 25 m centers to upgrade resources within the Copala and Napoleon areas. Drilling at La Luisa focused on infill holes within high-grade shoots of the La Luisa and Footwall vein splay. The discovery of the El Molino vein in 2023 occurred approximately 250 m west of the Copala and Tajitos veins, but new interpretations and drilling confirmed that the vein extends southwest and intersects with Napoleon.

Drilling completed subsequent to the MRE has consisted of exploration drilling on targets outside of the MRE areas in the Animas, Cinco Señores, and Napoleon corridors. Drilling from September 10, 2024, to July 24,2025,5 totalled 13,365 m in 40 drill holes. The majority of the exploration drilling completed during this period has been undertaken within the Animas corridor and included 27 drill holes for 7,722.5 m. Additional exploration targets were tested in the Cinco Señores corridor with 11 drill holes for 4,053 m and in the Napoleon corridor with 2 drill holes for 1,589.5 m.

The most significant discovery during this period came from the Animas vein system, made in hole AM-25-90, and was marked by several high-grade intervals contained within a broader envelope of precious metals mineralization. AM-25-90 is located approximately 6 km to the northeast of the Copala resource area, situated along the Animas vein system below known historic mine workings.

Sampling Preparation and Security

Since 2019, Vizsla has maintained a comprehensive and consistent system for the sample preparation, analysis and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. The following describes sample preparation, analyses and security protocols implemented by Vizsla.

From 2019 to September 2024, all samples were shipped to ALS Limited (ALS) in Zacatecas, Zacatecas, Mexico for sample preparation and for analysis at the ALS laboratory in North Vancouver, BC, Canada. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 µm. Silver and base metals are analyzed using a four-acid digestion with an inductively coupled plasma (ICP) finish and gold was assayed by 30-gram fire assay with atomic absorption (AA) spectroscopy finish. Over-limit analyses for silver, lead and zinc are re-assayed using an ore-grade four-acid digestion with an ICP finish. Samples with over-limit silver assays (>1500 ppm) are fire assayed by gravimetric methods on 30 g sample pulps. Control samples comprising certified reference samples, duplicates and blank samples are systematically inserted into the sample stream and analyzed as part of Vizsla's QA/QC protocol.

To further ensure integrity, check assaying of sample pulps has been completed by SGS de Mexico S.A de C.V. (SGS Durango), in Durango, Mexico, using analytical methods closely aligned to those of ALS. The SGS Durango facilities are ISO/IEC 17025 certified. Subsequent to the cut-off date for the current MRE (September 2024) all samples were analyzed at SGS Durango. Both ALS and SGS Geochemistry are independent of Vizsla, the Qualified Persons (QPs), and SGS Geological Services.

Mineral Processing and Metallurgical Test Work

Four phases of test work have been conducted on the Panuco Project since 2021. Each program was completed by ALS Metallurgy in Kamloops, BC, Canada. The initial three phases were preliminary metallurgical assessment on specific deposits of the project and was used to develop the Preliminary Economic Assessment. The most recent program evaluated all deposits using a processing strategy from the PEA and was more comprehensive in terms of sample quantities and design data generation. The latest phase was conducted in 2024-2025 and covered a wide range of metallurgical assessments including mineralogy, comminution, whole ore cyanidation, rougher concentrate and tailings cyanidation, regrinding, solid-liquid separation, cyanide detoxification, paste backfill characterization, and geochemical tailings characterization.

The 2024-2025 variability samples were assembled with reference to preliminary stope designs, such that mineralized veins as well as appropriate waste dilution would be represented in each sample selection.

Drop weight tests (SMC type) were conducted on the samples, with the majority of the available results coming from the 2024-2025 test program. The Axb values measured using the SMC test protocol averaged 34.9 for the Copala area material and 39.0 for Napoleon area. The samples were also moderately abrasive, the 75th percentile Bond abrasion index values of Copala and Napoleon samples were 0.405 g and 0.487 g, respectively.

Gravity concentration tests were conducted in earlier test programs on composites from each deposit using a Knelson concentrator. Precious metal recoveries to the gravity concentrate were low, ranging from 8.7% to 12.0% for silver and 8.6 to 25.7% for gold. These levels of precious metal recovery did not justify including a gravity recovery circuit in the process design and no further testing was conducted.

The three initial test programs investigated the possibility of producing a saleable concentrate via froth flotation, including a sequential flotation to produce separate lead-silver, zinc, and pyrite concentrates, and generating potentially saleable bulk sulphide concentrates. Neither of these flotation processing strategies produced economically attractive results and were not pursued in the 2024-2025 test program nor considered for the feasibility design. Bulk sulphide flotation was investigated on most samples as a means to generate a concentrate for regrinding and subsequent leaching, as well as producing a flotation tailings stream for leaching. Gold and silver recoveries to rougher concentrates for Copala averaged 80.5% Au and 82.3% Ag, while Napoleon averaged 88.2% Au and 90.7% Ag.

Whole ore cyanidation was conducted during each of the metallurgical programs to assess the amenability of the materials to cyanide leaching. The 2024-2025 test program standardized on a primary grind of 70 µm P80 and total leach residence time of 96 hours. Two hours of pre-aeration was applied, as previous testing indicated that this contributed to lower NaCN consumptions. 3 g/L of NaCN were maintained for the first 24 hours and allowed to drift with no further additions for the remaining 72 hours. Whole ore cyanidation testing was conducted on both Copala and Napoleon composites, as well as variability samples from the Copala area. Extractions for both gold and silver ranged between 80 to 95% for the Copala variability samples and prompted additional testing on a portion of the samples at a finer grind size of 50 µm P80. The finer grind size showed an average increase in gold recovery of 1.4%, while silver showed an average recovery increase of 2.6%.

Flotation concentrates produced in the 2024-2025 test program were subjected to bottle roll leach tests. Cyanidation was carried out at 3g/L NaCN and maintained for 48 hours. Regrinding targeted a product sizing of 18 µm P80.

Flotation tailings cyanidation was conducted on the rougher tailings generated in the test program. Each test was conducted at 2 g/L NaCN and at a leach residence time of 72 hours. Leach extractions on the flotation tailings were considerably lower than the whole ore leach results since these feeds represent the portions of gold and silver with the finest grain sizes and lowest liberation characteristics as they did not respond to froth flotation.

Cyanidation detoxification testing was conducted on leach slurries generated by processing composites of Copala and Napoleon feed materials. The result of the cyanide detoxification testing was that typical dosages of SO2 and Cu would be able to detoxify the residual cyanide in the tailings for use in paste backfill applications.

Slurry samples from the 2024-2025 test program representing relevant slurry conditions were sent to Pocock Industrial (Pocock) for solid-liquid separation testing to support the design of thickening equipment. Pocock determined that the flocculated solids settling could achieve an underflow density of 64% w/w for the Counter-Current Decantation (CCD) thickeners and 53% w/w for the leached concentrate thickener. CCD performance analysis suggested that a wash efficiency of 99.9% could be achieved with five thickeners using a wash ratio of 3.0:1 v/w.

Responsible Mining Solutions (RMS) received samples from the 2024-2025 test program and undertook a testing campaign to support the engineering of the paste backfill to the underground mine. A desliming hydro cyclone was assessed but the operational efficiency gained was minor and did not offset the extra capital cost. A 90:10 ratio of ground granulated iron blast furnace slag (GGBFS) to general use limestone cement (GUL) was determined to be most effective for producing the greatest ultimate compressive strength in the paste backfill.

Silver and gold recovery estimates were determined for the two main deposit areas using results from the 2024-2025 metallurgical test program for the proposed whole ore leach and flotation- concentrate-regrind-leach and tailings leach processing conditions. The recovery models predict metal weighted gold and silver recoveries of 93.5% and 92.5%, respectively, for the Copala-dominated whole ore leach period. In the higher throughput flotation-leach period which includes more Napoleon material, predicted recoveries are 93.7% for gold and 91.7% for silver.

Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2024. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Rosarito-Cuevillas in Animas and San Antonio deposit areas and these MREs previously published (Armitage et al., 2023) are considered current. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models for all deposit areas.

The MREs presented below take into consideration that all deposits on the Property may be mined by underground mining methods.

The reporting of the updated MREs comply with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the updated MREs, the Author uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The updated MRE for the Project is presented in Table 1-1 and Table 1-2.

Highlights of the current Project Mineral Resource Estimate of are as follows:

  Combined Measured and Indicated Mineral Resources are estimated at 12.96 Mt grading 307 g/t silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 Moz AgEq at 534 g/t AgEq). The updated MRE includes Measured mineral resources of 28.6 Moz of silver, 214 koz of gold, 7.2 Mlbs of lead, and 17.4 Mlbs of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 69.7 Mlbs of lead, and 225.6 Mlbs of zinc (176.3 Moz AgEq).

  Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

Table 1-1: Panuco Project Mineral Resource Estimate, September 9, 2024

Resource Class	Tonnes (Mt)	Grade					Total Metal
		Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)	Au (koz)	Ag (koz)	Pb (M lbs)	Zn (M lbs)	AgEq* (koz)
Measured	2.24	2.97	397	0.15	0.35	640	214	28,597	7.2	17.4	46,056
Indicated	10.72	2.39	288	0.30	0.95	512	822	99,222	69.7	225.6	176,306
M+I	12.96	2.49	307	0.27	0.85	534	1,036	127,819	76.9	243.0	222,362
Inferred	10.47	1.96	219	0.30	1.01	412	660	73,621	69.0	234.1	138,711

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves, do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including LHS and/or DAF.

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

 Table 1-2: Panuco Project Mineral Resource Estimate by Area, September 9, 2024

Copala Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
Copala	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	4.29	2.50	402	0.09	0.17	600	345	55,374	8.4	15.8	82,781
	M+I	6.17	2.68	414	0.09	0.16	626	532	82,118	11.6	22.1	124,199
	Inferred	2.32	1.83	322	0.16	0.27	476	137	24,014	8.3	13.8	35,452
Tajitos	Indicated	0.72	2.34	380	0.14	0.25	571	55	8,833	2.2	4.0	13,277
	Inferred	0.89	2.08	346	0.27	0.43	527	60	9,936	5.2	8.5	15,132
Cristiano	Indicated	0.36	3.67	610	0.25	0.45	912	43.00	7,102	1.96	3.56	10,614
	Inferred	0.34	2.49	460	0.16	0.31	665	27.00	4,959	1.18	2.29	7,168
Total	Measured	1.88	3.09	442	0.08	0.15	684	187	26,744	3.2	6.3	41,418
	Indicated	5.37	2.56	413	0.11	0.20	617	443	71,309	13	23	106,672
	M+I	7.26	2.70	420	0.10	0.19	635	630	98,053	16	30	148,090
	Inferred	3.55	1.96	341	0.19	0.31	507	224	38,909	15	25	57,752

Napoleon Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
La Luisa	Indicated	0.49	2.12	143	0.31	1.44	364	33	2,238	3.3	15.4	5,693
	Inferred	2.83	2.24	132	0.28	1.24	355	204	12,049	17.8	77.5	32,307
Cruz Negra	Indicated	0.03	2.01	145	0.38	2.01	380	2	154	0.3	1.5	403
	Inferred	0.35	3.58	171	0.30	1.64	510	40	1,907	2.3	12.5	5,676
Josephine	Indicated	0.06	2.54	230	0.38	1.09	473	5	452	0.5	1.5	928
	Inferred	0.21	1.81	176	0.34	1.01	360	12	1,180	1.6	4.6	2,406
Napoleon_HW(4)	Indicated	0.99	2.09	217	0.47	1.64	448	66	6,885	10.2	35.7	14,206
	Inferred	0.59	2.12	202	0.64	2.15	458	40	3,800	8.2	27.7	8,619
Napoleon + Splays	Indicated	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Inferred	3.78	2.25	150	0.52	1.78	399	273	18,184	42.9	148.2	48,404
	M+I	4.13	2.26	151	0.51	1.75	399	300	20,037	47	159	53,042
	Inferred	2.28	1.46	159	0.44	1.63	340	107	11,637	21.9	81.8	24,941
Total	Measured	0.36	2.34	161	0.51	1.41	404	27	1,853	4.0	11.1	4,638
	Indicated	5.34	2.21	163	0.49	1.72	405	379	27,913	57	202	69,634
	M +I	5.70	2.22	162	0.49	1.70	405	406	29,766	61	213	74,272
	Inferred	6.25	2.00	152	0.38	1.48	368	403	30,573	52	204	73,949

San Antonio Area	Resource Class	Tonnes (Mt)	Grade					Total Metal
			Au (g/t)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)	Au (koz)	Ag (koz)	Pb (Mlbs)	Zn (Mlbs)	AgEq (koz)
San Antonio	Inferred	0.28	1.30	226	0.01	0.03	325	12	2,038	0.1	0.2	2,936
Animas	Inferred	0.39	1.68	169	0.29	0.60	327	21	2,101	2.5	5.2	4,074

Panuco Project Updated Mineral Resource Estimate Notes:

1. The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

2. All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

3. All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

4. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

5. It is envisioned that the Panuco Project deposits may be mined using underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

6. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including long hole stoping (LHS) and/or drift-and-fill (DAF).

7. The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

8. The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

9. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mineral Reserve Estimate

The Proven and Probable Mineral Reserve for the Panuco project is estimated at 12.81 Mt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq, as summarised in Table 1-3.

The Mineral Reserve estimate was prepared by Jason Blais, P.Eng., Principal Mining Consultant of Mining Plus with an effective date of November 4, 2025.

Table 1-3: Panuco Mineral Reserve Estimate

Classification		Grade			Contained Metal
	(kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (koz)	Au (koz)	AgEq (koz)
Proven	1,948	308	2.35	502	19,264	147	31,424
Probable	10,854	239	1.95	400	83,351	681	139,687
Planned Stockpile
Proven	4	330	3.70	635	41	0.5	82
Probable	3	318	2.90	558	34	0.3	54
Total Proven + Probable	12,809	249	2.01	416	102,689	829	171,246

Notes:

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. Mineral Reserves are based on Measured and Indicated Mineral Resource Classifications only.

3. The Mineral Reserve was calculated using long-term metal prices of US$28.50/oz Ag, US$ 2,300/oz Au.

4. The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery was calculated as = (1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery was calculated as = (1.96*ln(Au g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery was calculated as = (8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery was calculated as = (1.7*ln(Au g/t) + 93.7)/100.

5. The Mineral Reserve is estimated using three NSR cut-off values (COV). A Fully Costed COV was calculated at US$105.72 for Long hole Stoping (LHS) and US$129.33/t for Drift and Fill (DAF), an Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF and a Marginal COV of US$33.00/t applied to development that must be mined to access production areas.

6. The Planned Stockpile is anticipated to be mined from the Copala orebody as part of the ongoing Test Mine bulk sample activities prior to the start of the Feasibility Study mine schedule. The Planned Stockpile does not currently exist on surface as of the Effective Date of the Technical Report and remains classified as Mineral Reserves.

7. Royalty rates of 3.5% and 2.0% were applied to the deposit based on royalty boundaries. The 2.0% royalty boundary only affects a portion of the Napoleon deposit.

8. AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty. AgEq is expressed based on a number of revenue factors. See Table 15-2 for a complete list of inputs used to calculate NSR and AgEq factors.

9. Mining recovery between 90% to 100% is applied to the estimate depending on the mining method and is reduced in some areas based on geotechnical guidelines or mining sequence. Mining recovery averages 96% for the overall project.

10. The Mineral Reserve includes both planned and unplanned dilution. Unplanned dilution includes dilution from overbreak, backfill and material handling. Dilution within Stope Optimizer (SO) outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%.

11. For LHS, a minimum mining width of 1.5 meters was used excluding overbreak and unplanned dilution, and for DAF, a minimum mining width of 5.0 meters was used.

12. The economic viability of the Mineral Reserve is demonstrated using a discounted cash flow model.

13. The independent and qualified person for the Mineral Reserve, as defined by NI 43-101, is Mr. Jason Blais, P.Eng., Principal Mining Consultant for Mining Plus Canada Consulting Ltd.

14. The effective date of the Mineral Reserve Estimate is November 4, 2025

15. Totals may not add up due to rounding.

Mining Methods

The Panuco Project is a collection of silver-gold deposits located in the Panuco-Copala mining district in Sinaloa, Mexico, with Mineral Reserves that extend surface to over 600 m in depth. The deposits range in thickness from 1.5 m to greater than 20 m.

Based on the characteristics of the deposit, long hole stoping (LHS) was selected as the primary mining method, with drift-and-fill (DAF) selected for the northern portion of the Copala North Zone located directly under the Copala township. LHS considered a sublevel spacing of 15-20 m, stoping panels 20 m long, and on average were 3.8 m wide. Where DAF was used, drifts are proposed to be 5 m high with three lifts per sublevel.

The mining methods considered for the Panuco Project are proposed to use a combination of cemented rock backfill (CRF), uncemented rock backfill, and paste backfill for stope support. CRF and uncemented rock backfill are proposed in the DAF mining areas.

For the feasibility design of the Panuco Project, planned dilution and unplanned rock ELOS dilution was accounted for using the Deswik Stope Optimizer® (SO). Dilution within SO outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in long hole stopes. Internal dilution in DAF mining with the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%. Mining recovery averaging 94% was applied for LHS based on geometry and extraction sequence, and a mining recovery of 100% was applied for DAF as a factor to the shapes created by SO within the production schedule.

A Net Smelter Return (NSR) model was used to estimate the revenue of the mineralized material. Interim process recoveries, doré grades, smelting and refining terms, and transportation costs were assumed to determine the NSR value. A Cut-Off Value (COV) was used to flag material by whether the revenue in a block exceeds the costs of extraction and processing of that block. Following the financial model completion, there were three COVs used to assess mining at Panuco: A Fully Costed COV, an Incremental COV and the Marginal COV.

The Fully Costed COV represents the break-even value of Mineral Reserve required to cover all the associated operating and sustaining capital costs of extraction and processing. Fully costed COVs were initially assumed for Panuco at US$ 100.00/t for LHS and US$ 120.00/t for DAF. Following the completion of the financial model the Fully Costed COV was calculated at US$105.72 for LHS and US$123.33/t for DAF.

The Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF was applied when the operation had committed to the development and preparation of stoping blocks, and no additional capital development was needed to access additional material. The Incremental COV includes the assumption that the material value exceeds the costs of the operational costs which include mining, processing and G&A and does not include the sustaining capital costs. The Incremental COV applied was elevated slightly compared to the calculated costs to reduce the effect of near cut-off stoping material and improve the overall mining sequence. Less than 1% of the AgEq ounces attributed to LHS production and less than 2% of the AgEq ounces attributed to DAF production are between the Incremental COV and the Fully Costed COV.

The Marginal COV of US$33.00/t was applied to development when the operation has committed to the development and preparation of stoping or DAF blocks, and the material must be mined in order to access a production area. The Marginal COV includes the assumption that the material value exceeds the costs of the incremental processing, and G&A and does not include any operational mining or sustaining capital costs. The Marginal COV applied was elevated slightly when compared to the calculated cost, to remove the risk of overstating marginal tonnes in the Mineral Reserve.

Due to the distance between the various geological deposits, the project is separated into two separate underground mines. The Copala Mine, the larger of the two, accesses the Copala, Cristiano, and Tajitos deposits. The Napoleon Mine portal which is located approximately 800 m west of the Copala Mine portal accesses the Napoleon and La Luisa deposits.

Contractor mining is proposed for the Panuco Project to minimise up front capital, leverage skilled labour and achieve higher productivities. The annual material movement is summarised in Table 1-4.

Table 1-4: Total and Annual Material Movement Schedule for the Panuco Project

Feed	Tonnes	Ag	Au	AgEq(1)	Ag	Au	AgEq
	(kt)	(g/t)	(g/t)	(g/t)	(koz)	(koz)	(koz)
Total	12,802	249	2.01	416	102,615	828	171,111
Y-02	74	149	1.52	274	356	4	656
Y-01	473	347	2.55	558	5,286	39	8,488
Y01	859	392	2.80	623	10,842	77	17,218
Y02	1,226	341	2.24	526	13,419	88	20,719
Y03	1,310	291	2.06	461	12,246	87	19,411
Y04	1,599	267	2.10	441	13,745	108	22,695
Y05	1,535	241	2.17	421	11,888	107	20,758
Y06	1,533	192	1.95	354	9,484	96	17,454
Y07	1,497	204	1.76	350	9,816	85	16,843
Y08	1,382	184	1.51	309	8,186	67	13,742
Y09	1,160	176	1.63	311	6,564	61	11,606
Y10	153	159	1.81	309	783	9	1,520

(1): AgEq: The Ag-Eq grade was calculated considering revenue from silver and gold only, using the formula below and the economic parameters listed in Table 15-2: AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty.

Recovery Methods

The process design is based on processing ore from the Panuco deposits, through crushing, grinding, gold and silver leaching with cyanide and precious metal recovery to doré via counter current decantation and the Merrill Crowe process. The initial three years (Phase 1) of the processing plant will operate as a whole ore leach. An expansion for Year 4 (Phase 2) adds a bulk flotation with concentrate regrind and leach to the flowsheet. The design is based on previous test work programs performed on the deposit, Ausenco's database of reference projects, and in-house process modelling. The process plant has been designed with assumed availabilities of 65% for the crushing plant, and 92% for all other processing circuits, based on industry-proven industry values. The plant will operate with two 12-hour shifts per day, 365 days per year.

A staged expansion approach for the process plant has been selected. The expansion of the plant over the life of mine occurs as follows:

  Phase 1 (Years 1 to 3) - three-stage crushing, ball milling, followed by whole ore leach recovery at a throughput of 1.2 Mt/a.

  Phase 2 (Years 4+) - conversion to bulk flotation with concentrate regrind, with concentrate and flotation tailings leach recovery at a throughput of 1.5 Mt/a.

The process plant features the following:

  Three-stage crushing of run of mine (ROM) material

  Ball milling in closed circuit with a classifying cyclone

  Bulk rougher flotation and concentrate regrind (Phase 2 only)

  Cyanide leaching of the flotation concentrate (Phase 2 only)

  Bulk leaching of the primary cyclone overflow (Phase 1) or of the flotation tailings and concentrate leach residue (Phase 2)

  Counter-current decantation (CCD)

  Zinc precipitation of the clarified pregnant solution and smelting to produce doré

  Cyanide detoxification

  Tailings thickening

  Paste backfills mixing system

  Cement rock fill

The simplified process flow diagram for the project is shown in Figure 1-1.

Figure 1-1: Process Flow Diagram

Source: Ausenco, 2024.

Project Infrastructure

Overview

Infrastructure to support the Panuco Project will consist of site civil work, site facilities/buildings, on-site roads, water management system and site electrical power. Site facilities will include both mine facilities and process facilities, as follows:

  Mine facilities, such as the paste plant, cement rockfill plant, truck shop, service bays, explosives storage, and other miscellaneous facilities.

  Process facilities include the process plant, crusher facilities, refinery, metallurgical and assay lab, mine workshop and warehouse.

  Tailings storage facility (TSF).

  Waste rock storage facility (WRSF).

  Pre-production stockpile.

  Administration offices, and

  Mine, process administration facilities will be serviced with potable water, fire water, compressed air, electrical power, diesel, communication and sanitary systems.

An overall site layout is provided in Figure 1-2.

The site is accessed by travelling 25 km east along Highway 15, then travelling 43 km northeast along Highway 40. This leads to an entrance to a gravel access road system that will be used to navigate across the property. The existing access road route will be utilized to the greatest extent possible, and will be upgraded including widening, installation of culverts as well as grading of corners to ensure suitability for daily operational traffic.

The roads within the process plant area will be integrated with the process plant pad earthworks and designed with adequate drainage. The roads will allow access between the administration building, substation, explosive magazine and TSF will be limited to light vehicles with a combination of two lane and one lane sections.

The typical method of clearing, topsoil removal, and excavation will be employed, incorporating drains, safety bunds and backfilling with granular material and aggregates for road structure. The entrance to the process and mine site will be via the gatehouse.

Water will be sourced from the underground (UG) workings, tailings storage facility and paste plant reclaim water, and site water collection ponds which will be supplemented by water from the Panuco River as required. The water will be transported across the project area through pumps. A total of 13.4 km of overland and buried water pipelines will be installed from the various water sources to the process water tank, fire water tank, and potable water treatment plant as required. This water will be the source of potable and fire water on site, used for administration buildings and process plant.

Figure 1-2: Panuco Project Site Layout

EXISTING ROADS
CEMENT ROCK FILL (CRF) FACILITY
PRE-STOCKPILE
PROCESS PLANT CONTACT WATER POND
PROCESSING PLANT
HAUL ROAD 1
PRE-STOCKPILE CONTACT WATER POND
HAUL ROAD 3
SUBSTATION
WASTE ROCK STORAGE FACILITY
VENT TYP.
WASTE ROCK STORAGE CONTACT WATER POND
ACCESS ROAD
EXPLOSIVES WAREHOUSE - POWDER MAGAZINE
HIGHWAY 40
TAILINGS DAM (TSF)
EMBANKMENT EDGE
TRANSFER POND
PIPELINE CORRIDOR
ENVIRONMENTAL BOUNDARY BASIN
PREY LIMITS
400KV LINE EXISTING
NOTES:
SCALE = 1:7500

Source: Ausenco, 2025

Tailings Storage Facility

A siting and deposition trade-off study was performed to determine the best location and deposition technology during the PEA. Several sites were analyzed, and the outcome of the study was a slurry tailings storage facility located approximately 2.5 km east of the process plant in a small watershed. The TSF has been designed to store 9.3 Mt of tailings but has the capacity to expand if additional resources are discovered. The TSF has been designed with four stages over the life of the project. The starter embankment crest has a height of 580 masl, and the final crest elevation is 617 masl to contain the required volume of tailings, operational water, PMP, plus 3 m of freeboard. Additionally, a spillway will be constructed as part of closure, located at the northwest section of the TSF. The TSF is designed in accordance with best practices, CDA guidelines, and Mexican decree NMX-AA-175-SCFI-2015.

Tailings will be transported from the process plant to the TSF via a network of pipelines that will encircle approximately two-thirds of the facility's perimeter. Spigots positioned around the facility will discharge tailings into the structure to create a uniform tailings surface and maximize storage capacity. Tailings are planned to be discharged at 50% solids and will have an overall final consolidated dry density of 1.45 t/m3. The TSF will supply a portion of the water needed for the processing plant during the initial years, especially in times of drought, using excess tailings water and capturing surface runoff above the facility during the rainy season.

Water management for the TSF includes a non-contact surface water diversion channel and an underdrain. The contact water will be collected in the TSF and transfer pond, then used for mining operations. Most of the non-contact water will be released into the drainage system below the facility to maintain environmental base flows. The underdrain will be built at the base of the embankment, consisting of perforated dual-wall HDPE pipe wrapped in drainage gravel and a non-woven geotextile blanket. The design provides sufficient capacity for storing tailings over the mine's operational life. The TSF will be closed at the end of the mine's life, along with a spillway designed to convey the PMF, ensuring ponded water within the TSF never reaches the embankment.

Waste Rock Storage Facility

During underground mining operations, waste rock will be produced. This waste rock will be used for underground support as cemented backfill. Any remaining waste rock not used for backfilling will be stored on the surface in the waste rock storage facility (WRSF) as valley fill, transported using underground haul trucks. The WRSF will hold approximately 1.47 Mt of waste rock. When fully developed, the WRSF will cover about 8.5 hectares (ha) and contain both oxide and fresh rock. It will be constructed in lifts no taller than 5 m, resulting in an overall height of roughly 72 m and a maximum vertical thickness of approximately 32 m. At the end of the mine's life, the WRSF will have an overall slope of about 2.5:1 (H:V).

The WRSF will include the separation and management of contact and non-contact water. It is contained within a single drainage system beneath its footprint. Surface flows along the bottoms of these valleys from precipitation and groundwater recharge will be captured by the underdrain and conveyed to the contact water pond located at the toe of the WRSF. Water management for the WRSF involves a single non-contact surface water diversion channel, internal contact water diversion channels, and an underdrain. The contact waters will be collected and used for mine operations in the pond at the base of the facility, while non-contact water will be released into the drainage below the facility to maintain environmental base flows. The underdrain will be constructed at the base of drainages using perforated dual-wall HDPE pipe wrapped in drainage gravel and a non-woven geotextile blanket. The WRSF is situated within a short haul distance from the underground portal. The design provides sufficient capacity for waste materials throughout the life of the mine. The WRSF will be progressively closed once a lift is completed to reduce erosion, contact water impact, and sediment management issues from these facilities.

Markets and Contracts

Gold-silver doré bars will be trucked from the project site to Mazatlán, where the doré will be subsequently transported by air to clients. The doré will be sold into the general market to North American smelters and refineries.

Project economics are estimated based on long-term metal prices of US$35.50/oz Ag and US$3,100/oz Au.

Transportation and off-take agreements for doré are not currently in place but are expected to be negotiated within the industry norms. Similarly, there are no contracts currently in place for the supply of reagents, utilities or other bulk commodities required to construct and operate the Project.

Environmental, Permitting and Social Considerations

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa State, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. Mountain ranges cut by steep gorges characterize the province's rugged topography. The climate is subtropical, with heavy rain in June through September.

Environmental Considerations

The baseline environmental information provided in this report have been largely gathered by consultants during the period January 2022 to December 2023 (WSP, 2022-2023). These studies served as a reference and support for the preparation of the Environmental Impact Assessment (MIA in Mexico) required by the Ministry of Environment and Natural Resources (SEMARNAT) to support ongoing exploration activities and to provide initial data to support proposed future mining operations for the Project.

Currently, baseline data is available for the following subject areas: meteorology and climate, surface water, groundwater, air quality, noise, soils, and flora and fauna. A preliminary desktop study was completed on the social aspects of the Project (Flores Doncel 2022). A preliminary assessment of the potential ML/ARD risk from waste rock was carried out by Vizsla in 2025, with further work planned for 2026.

A geotechnical and hydrogeological investigation was conducted by consultants in 2023-2024 (SRK 2024). The results of this investigation provided preliminary characterization focused on geotechnical and hydrogeological properties of the deposit and production access ramps. Vizsla conducted an additional hydrogeological and geotechnical drilling campaign, in which additional piezometers were installed within the study area. The SRK study and this additional work helped to inform the development of a conceptual hydrogeological model for the site, and later the development of a three-dimensional numerical groundwater model. Interpreted groundwater flow directions were developed from available piezometric data and simulated mine drainage, including predicted mine inflows, for each year of the mine life were predicted based on the groundwater model. Field work is currently ongoing with pumping tests planned to validate numerical modeling predictions.

An archaeology release letter from the National Institute of Anthropology and History (INAH) was provided to Vizsla in March 2022 which provided authorization to proceed with the Project as planned, but with notification requirements and also reporting requirements in the event of chance finds of cultural resources.

Currently, the only known environmental liabilities are associated with exploration site activities, access roads, and existing underground workings from former operations. Remediation of surface disturbances will be addressed by means of compliance with applicable Mexican regulatory requirements.

As the Project progresses though the MIA/permitting stages, environmental management and monitoring plans will be required to guide the development and operation of the Project to mitigate and limit environmental impacts. These plans will support the engineered designs that will be required for the storage of tailings, waste rock, mineralized material, and conveyance/storage and processing of these materials.

Permitting Considerations

The Project is currently in the exploration stage and operates under three permits for mine exploration issued in 2020 and 2021, by SEMARNAT. An Informe Preventivo (IP) is in force for the area of the of the Panuco Project that permits drilling and exploration activities.

There are a number of environmental permits required for the operation of the project. Mining regulations are managed at the federal, state and local levels. Application for these permits are currently underway or in preparation. Three major federal permits required by the SEMARNAT prior to construction include the Environmental Impact Assessment, EIA (MIA in Mexico), Land Use Change (CUS), and Risk Analysis (RA). A detailed list and description of required authorizations and permits for the Project are provided in Section 20.4.

The MIA was submitted in Feb 2025. An additional information request was received from SEMARNAT with ongoing review of the MIA underway and to be completed within regulatory timelines. An Environmental Risk Assessment was submitted with the MIA based on the proposed use of hazardous substances (cyanide) is currently under review and evaluation by SEMARNAT. A Land Use Change document is reported to be currently in development with planned submission in early 2026 to allow for the removal of vegetation and soils.

In March 2023 Mexico's federal executive branch presented for the first time a draft bill to amend the four laws governing mining activity in Mexico (the Mining Law, the National Water Law, the General Law of Ecological Balance and Environmental Protection, and the General Law for the Prevention and Comprehensive Management of Waste). The main objective of the reform bill, as set out in the explanatory memorandum, was to "regain state control over the mineral and water resources found in Mexican subsoil, which are the direct domain of the nation." The amendments established by the reforms in question focus and are applicable mainly, although not exclusively, on the process of granting new mining concessions. The potential effect of the amendments on the progress of the project is substantially mitigated when considering that the Project consists entirely of pre-existing concessions. However, it is necessary to closely monitor this situation, specifically the decision of the Supreme Court of the Nation regarding various appeals that are in process.

Social and Community Considerations

The Panuco Project is in the northwest of the municipality of Concordia, Sinaloa. This region is made up of six rural agrarian centers with large extensions of Common Use Lands and 32 towns. The municipality of Concordia has an estimated population of 24,899 (2020 census) within an area of 2,167 km2. Within the local area of Panuco, there are six agrarian settlements with large areas of Common Use Lands, and within it, there are 32 localities with rural characteristics. The estimated population of this area is 2,400 inhabitants, of which 28% have active agrarian rights (communeros or ejidatarios), and 72% are settlers (without agrarian rights). The total population is distributed across 20 localities, with 12 localities recorded as uninhabited. The Project's positive impact on the community may include employment generation, economic output and incorporation into social security programs. Vizsla will need to establish measures to mitigate negative impacts, especially if they are of concern to the population.

Vizsla reports that it is in the process of establishing guiding principles for community outreach and developing a strategic plan aligned with the organizational philosophy and the objectives of the Project. The implementation of actions must be accompanied by monitoring and measurement to evaluate performance and results. A community engagement plan and management system is in development and will enable relations with the community by controlling social risks and enabling favorable conditions for the development of the Project in the long term. In addition, such an engagement and management system would allow for the orderly development and justify sufficient budgets to allow for meaningful social investment, thereby reducing Project risks and costs due to potential community opposition and contribute to the responsible development of the community in accordance with community needs.

Supporting social activities and recreation for the Ejidos population is a main contribution that the Company has been supporting over the years. The support includes financial resources per request of the people and needed for the festivities and recreational activities that as a society are performed locally.

Vizsla has advanced the discussions with local stakeholders to express the intention of developing a mining project within Common Use Land and ejido property land that would aim to provide socio-economic well-being for the local population. The Company intends to maintain this relationship throughout the Project's lifecycle. Further to this effort, Vizsla has negotiated operating agreements with the five Ejidos in the greater Panuco area (Copala, Panuco, San Miguel del Carrizal, El Habal de Copala, and Platanar de los Ontiveros). The operating agreements cover exploration, construction, operation, and closure phases for a 30-year period.

Closure and Reclamation Planning

In accordance with the general work schedule of the Panuco Project, the abandonment phase will commence after Year 11 from the start of operations, after which the approved Closure and Reclamation Plan will be implemented. A conceptual closure plan was prepared in general accordance with applicable Mexican standards. Under Mexican law, mining may be initiated under a conceptual closure plan with a Detailed Closure Plan being developed later in the Project life.

The conceptual closure plan incorporates data from the FS and environmental baseline studies, environmental impact assessments (MIAs), laboratory test results, and environmental permit conditions provided by Vizsla Silver. It outlines general guidelines for closure and post-closure rehabilitation of areas affected by mining components described in this report.

Ausenco prepared a conceptual closure and post-closure cost estimate for the planned operation, using a combination of information derived from the FS, existing landforms, design information from the TSF, WRSF, pre-stockpile and components included for the project, a database of costs from national contractors working on similar projects and assumptions derived from Ausenco's experience in mine closure. The cost for the Closure and Post-Closure Plan is provided in Section 21.2.8. Closure costs are assumed to be incurred over a period of approximately eleven years, following cessation of production and a subsequent period of five years of monitoring.

Capital and Operating Cost Estimates

Capital Cost Estimate

The capital costs provided in this FS are reported in United States Dollars (US$) with no allowance for escalation or exchange rate fluctuations. The capital cost estimate conforms to Class 3 guidelines of the Association for the Advancement of Cost Engineering International (AACE International) with an estimated accuracy of ±15%. The capital cost estimate was developed in Q3 2025 dollars based on budgetary quotations for equipment and construction contracts, as well as in-house database of projects and advanced studies including experience from similar operations.

The total initial capital cost for the Panuco Project is US$238.7 million; expansion capital cost is US$15.4 million and life of mine (LOM) sustaining cost excluding financing and closure cost of US$37.5 million is US$287.3 million. The capital cost summary is presented below in Table 1-5.

Table 1-5: Capital Costs Summary

WBS	WBS Description	Initial Capital Cost (US$M)	Sustaining Capital Cost (US$M)	Expansion Capital Cost (US$M)	Total Cost (US$M)
1000	Mining	60.2	259.1	0.6	319.9
2000	Process Plant	63.9	0.0	8.8	72.6
3000	Additional Process Facilities	18.7	25.0	1.1	44.9
4000	On-Site Infrastructure	32.8	0.2	1.7	34.7
5000	Off-Site Infrastructure	1.1	-	-	1.1
Total Directs		176.7	284.4	12.2	473.4
6000	Project Indirect	8.1	-	-	8.1
7000	Project Delivery	19.7	-	1.6	21.3
Total Indirect		27.8	-	1.6	29.4
8000	Owner's Cost	10.1	-	-	10.1
9000	Provisions (Contingency)	24.0	2.9	1.5	28.5
Project Totals		238.7	287.3	15.4	541.3

Note: Total may not add up due to rounding.

Operating Cost Estimate

The costs considered on-site operating costs are those related to mining, processing, tailings handling, maintenance, power and general and administrative activities.

A summary of the operating costs is presented below in Table 1-6.

The average operating cost is US$85.11/t processed, including an annual General and Administration (G&A) cost of US$9.4 million.

Table 1-6: Average LOM Operating Costs

Cost Area	Average Annual Costs (US$M)	US$/t Processed
Mining	71.9	53.31
Process	33.5	24.84
G&A	9.4	6.96
Total	114.9	85.11

Note: Total may not add up due to rounding.

Economic Analysis

The economic analysis was performed assuming a 5% discount rate. The pre-tax Net Present Value (NPV) discounted at 5% is US$2,842 million; the IRR is 159.3%, and payback period is 0.4 years. On a post-tax basis, the NPV discounted at 5% is US$1,802 million, the IRR is 111.1%, and the payback period is 0.6 years. A summary of project economics is shown in Table 1-7. The cashflow output is shown graphically in Figure 1-3.

Table 1-7: Economic Analysis Summary

Description	Unit	Life-of-Mine Total / Average
General
Discount Rate	%	5.0
Silver Price	US$/oz	35.50
Gold Price	US$/oz	3,100
Production
Total Processed Feed	kt	12,809
Total Waste	kt	6,284
Head Grade - Ag	g/t	249
Head Grade - Au	g/t	2.01
Recovery Rate - Ag to doré	%	92.3%
Recovery Rate - Au to doré	%	93.8%
Total Metal Payable - Ag	koz	94,725
Total Metal Payable - Au	koz	776
Average Annual Payable Production - Ag	koz/a	10,130
Average Annual Payable Production - Au	koz/a	83
Average Annual Payable Production - AgEq	koz/a	17,382
Average Annual Payable Production (Yrs 1-5) - AgEq	koz/a	20,278
Operating Costs
Mining Cost	US$/t processed	53.31
Processing Cost (incl. TSF)	US$/t processed	24.84
Site G&A Costs	US$/t processed	6.96
Total Operating Costs	US$/t processed	85.11
Cash Costs and All-in Sustaining Costs (Co-Product Basis)
Cash Cost[1]	US$/oz AgEq	8.56
All-in Sustaining Cost[2]	US$/oz AgEq	10.61
Capital Expenditures
Initial Capital	US$M	239
Preproduction Revenue[3]	US$M	-128
Preproduction Costs[4]	US$M	62
Initial Costs (Initial Capital + Preproduction Revenue & Costs)	US$M	173
Expansion Capital	US$M	15
Sustaining Capital (excl. Closure Costs and Salvage Value)	US$M	287

Description	Unit	Life-of-Mine Total / Average
Closure Costs	US$M	38
Salvage Value	US$M	-10
Economics
Pre-tax NPV (5%)	US$M	2,842
Pre-tax IRR	%	159.3
Pre-tax Payback	years	0.4
Post-tax NPV (5%)	US$M	1,802
Post-tax IRR	%	111.1
Post-tax Payback	years	0.6
Post-Tax NPV/Initial Capital	-	7.5

Notes:

1. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges.

2. AISC consists of total cash costs plus sustaining capital, and closure costs as defined by the World Gold Council.

3. Preproduction revenue includes revenue until the start of commercial production which is defined as 60 days after mill start.

4. Preproduction costs include: mining, processing and G&A operating costs, offsite charges, and royalties, until the start of commercial production, which is defined as 60 days after mill start.

Figure 1-3: Project Post-Tax Unlevered Cashflow

Source: Ausenco, 2025.

Sensitivity Analysis

A sensitivity analysis was conducted on the base case NPV and IRR of the project using the following variables: discount rate, head grade, recovery, total operating cost, initial capital cost, as well as silver and gold prices, which were encompassed in a single variable, metal price. As illustrated in Figure 1-4, the sensitivity analysis revealed that the project is most sensitive to changes in head grade and metal price. The inflection points for the recovery series in Figure 1-4 represents the point where recovery values reach 100%.

Figure 1-4: Post-Tax NPV and IRR Sensitivity Results

Source: Ausenco, 2025. Note: Series lines for metal price and head grade overlap on the above figures.

Interpretations and Conclusions

The exploration programs completed to date are appropriate for the style of the deposits in the Panuco Project area.

Sampling methods are acceptable for Mineral Resource and Mineral Reserve estimation. The Mineral Reserve and Mineral Resource estimations for the Panuco Project both conform to the industry accepted practices.

Mining activity commences in advance of the process plant achieveing commercial produtction and includes the placement of material into stockpiles. The mine schedule plans to deliver 12.8 Mt of mill feed grading 249 g/t Ag and 2.01 g/t Au over a mine life of 9.4 years. Waste tonnage totalling 6.28 Mt will be delivered to the waste rock storage facility or used as cemeted rock fill underground.

The process plant flowsheet designs were based on testwork results and industry standard practices. The flowsheet was developed for optimum recovery while minimizing capital expendicture and life of mine operating costs.

Based on the assumptions and parameters presented in this report, the Panuco Feasibility Study shows positive economics (i.e. $1,802 million post tax NPV (5%) and 111 % post tax IRR). The feasibility study supports a decision to carry out additional detailed studies.

Recommendations

The Panuco Project demonstrates positive economics, as shown by the results presented in this technical report.

It is recommended to continue advance the Project into a Front-End Engineering Design (FEED) phase, followed by execution. The recommended work program to advance into execution includes the execution of an EPCM contract and commencement of detailed engineering design. During the FEED phase, includes additional drilling to convert inferred resources to indicated resources, metallurgical work and trade-off studies to further improve the process plant design, additional geotechnical drilling to improve the mine plan, further work to characterise the water management and tailings storage facility and expansion and ongoing data collection of environmental data for future permitting.

Table 1-8 summarised the estimated cost for the recommended future work on the Panuco Project.

Table 1-8: Cost Summary for the Recommended Future Work

Program Component	Estimated Total Cost (US$M)
Exploration and Drilling	2.00
Metallurgical Test work	0.35
Mining & Geotechnical Studies, including backfilling	0.85
Process and Infrastructure Engineering	0.35
Site Geotechnical Field and Laboratory Program	0.76
Tailings Storage Facility	0.67
Paste Plant and Underground Distribution Design	0.60
Surface Water Management	0.30
Hydrogeology	0.95
Environmental Studies	0.34
Total	7.17

Note: Totals may not sum due to rounding.